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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                        AMERICAN MULTIPLEXER CORPORATION
             (Exact name of Registrant as specified in its charter)

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         NORTH CAROLINA                                         56-2006165
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                            575 NORTH PASTORIA AVENUE
                           SUNNYVALE, CALIFORNIA 94086
                    (Address of Principal Executive Offices)

                                  408-730-8200
              (Registrant's Telephone Number, Including Area Code)

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        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

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        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

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ITEM 1. BUSINESS.

        This discussion contains forward-looking statements that involve risks and uncertainties. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. In particular, please see "Risk Factors."

OVERVIEW

        American Multiplexer Corporation ("AMC") intends to become a provider of high-speed, global, interactive, multimedia services to corporate, Small Office Home Office ("SOHO") and institutional customers by using an integrated satellite and terrestrial-based network. Our services can be categorized as follows:

        1.  Access or "Connectivity" Services;

        2.  Enhanced Carrier Services;

        3.  Value Added Application Services; and

        4.  Content Production Support Services.

Our initial service offerings will consist of High Speed Internet Access in the Access Services category, Internet Protocol ("IP") Data Multicast and IP Video Multicast in the Enhanced Carrier Services category, and the delivery, from our Network Operating Center ("NOC"), of content that is provided by our customers in either live or recorded format. In the Value Added Application Services category, we plan to develop some of our own applications and will be adapting or offering applications developed by others for use with our services.

        We also intend to provide secure Virtual Private Networks ("VPNs") by using the public Internet. A VPN utilizes the Internet, rather than a public switched network, to provide secure networking. VPN is an industry standard term for business services currently offered by Competitive Local Exchange Carriers ("CLECs") that guarantee privacy, levels of security and performance. Historically, to insure security, customers have paid above standard phone rates to get dedicated switched services from telephone companies such as CLECs. VPNs compete against dedicated networks by using the Internet, coupled with new technology in order to provide security at a lower cost. VPN charges to a customer involve a premium over straight carrier "bandwidth" charges.

        The VPN that we will offer uses an IP based technique that "tunnels" customer requests through the Internet to an AMC NOC without going through the equipment of other network providers on the Internet. IP based security ("scrambling") is added to the tunnel to ensure data privacy.

        We intend to generate revenue by bundling our enhanced carrier services and value added applications with terrestrial Internet access through a co-location agreement with Level 3 Communications ("Level 3"), a tier one fiber optic bandwidth provider. The integrated combination of both terrestrial and satellite delivery in the same network is our basic infrastructure. Users will connect to the NOC through the terrestrial infrastructure, including the local loop (local phone company) and the Internet backbone where our NOC is co-located with Level 3.


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        High-speed Internet access services are available today from carriers and service providers. VPNs are also available. However, IP Multicast services using the Internet to corporate Local Area Networks ("LANs") are not available and we will be offering these services for the first time.

        Our customers will select or schedule our services through a secure e-commerce web site located at our NOC. Our NOC is a physical location that includes network management equipment, data and video servers, and Internet backbone and satellite access equipment, where a network of customer premise equipment is managed and services are enabled. For example, our NOC can originate video content from broadcast studio feeds or tapes. Our NOC will also host the e-commerce web servers that customers will be able to log on to receive services. Users connect to the NOC through the Internet backbone and receive the information by satellite.

        We were incorporated on April 8, 1996 under the laws of the State of North Carolina. During 1996 we were not yet operational and conducted no business activity. Our operations commenced January 7, 1997, when we acquired the assets and technology of Temasek Telephone, Inc. We initially focused on developing multiplexers and high-speed Digital Subscriber Line ("DSL") devices for Internet use. Multiplexers are equipment that can combine many different kinds of information (video, data and voice) into one integrated waveform for delivery to a customer.

        In May 1998, we made strategic changes in our business and focused on acquiring additional technologies to bolster our satellite communication development expertise. In September 1998, we acquired the assets of SatCom Media Corporation after that company had filed for bankruptcy, and have since worked on developing our services described above. The satellite technology skills to develop these services were acquired with the SatCom acquisition and have not as yet generated any revenue.

        We plan to introduce our access, enhanced carrier and VPN services in the U.S. through our Sunnyvale, California NOC in the second quarter of the year 2000. Additional value added application services are planned to be introduced in the fourth quarter of 2000. We intend to pursue international markets following the introduction of services in the U.S.

        In order to provide our services on a global basis, we plan to deploy additional NOCs, which will access multiple satellites in conjunction with tier one bandwidth service providers. We currently anticipate deploying such additional NOCs during 2000 - 2001. A NOC similar to the one currently co-located at the Level 3 facility in Sunnyvale California can be deployed at other terrestrial Internet fiber optic backbone carriers that own and operate access Points of Presence ("POPs") throughout the U.S., Europe and Asia.

        Additional NOCs to be deployed will require an analysis of the footprint (area covered by the satellite), type of satellite to be used (C-band or Ku-band), services to be offered, equipment costs and availability, and regulatory requirements of local and federal governments. The costs to deploy a NOC (approximately $3 million for the Sunnyvale NOC) will vary depending on the above requirements.

STRATEGY

        As the Internet takes on increased importance as an information source and e-commerce vehicle, we anticipate large growth in the demand for interactive high-speed services, cost-effective Internet access and multimedia applications. According to Frost and Sullivan the growth in demand for high speed services is expected to go from $200 million in 1999 to $3 billion in 2004.

        Today, business customers must choose between low-speed dial-up access at 56 Kilobit per second ("Kbps") analog connections, Integrated Services Digital Network ("ISDN") connections at 128 Kbps, T1


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leased-line services at 1.54 Megabits per second ("Mbps") and up to 1.54 Mbps
Digital Subscriber Line ("DSL") services. T1 is more expensive than DSL, which in turn is more expensive than dial up 56Kbps.

        One of the greatest challenges facing service providers offering high-speed (which we define as up to 1.54 Mbps) DSL data access services for business customers has been the inconsistent quality of service from local exchange carriers as the third-party connectivity for the "last mile" solution. In many cases, the subscriber will not have available the full 1.54 Mbps bandwidth. The last mile, or the distance from the local exchange switching office to the customer, is often referred to as the local access bottleneck. Our solution is designed to bypass the local exchange carrier, delivering services to the customer directly via satellite. This will avoid the bottleneck problems and provide major corporate users, institutional users and the small and mid-sized or "middle-market" businesses with a solution for their high-speed services needs.

        The definition of small and mid-size or "middle-market" is based on applications that would make the cost and resource requirements greater that the company can afford on its own. These are typically companies with roughly 50-450 employees. Our SOHO market is really an extension of any company, focusing on corporate employees who work at home or business groups who work out of the home but need to be integrated with other parts of their company using our network. An example is the network of real estate agents around the country who could use specialized real estate accounting, legal and listing applications along with IP Multicast Video to share home listings with other real estate sites around the country simultaneously. This middle-market is considered lucrative or attractive because mid-sized companies have a need for broadband services, but the services have typically not been available other than to large companies.

        We plan to expand network solutions using high-speed services by developing as well as using existing technologies for IP encapsulation and encryption, conditional access security, hybrid spread spectrum, error-correction, modulation and Radio Frequency ("RF") techniques. Conditional access is a form of security encryption of the Digital Video Broadcast ("DVB") signal that authorizes a customer to receive content. An example is pay per view in the entertainment broadcast market. Spread spectrum is a way to provide communications between many users without interference limitations. It is currently used in the U.S. PCS cellular market. Hybrid spread spectrum is a modification of this standard to improve the number of customers that can use a satellite without interference. Through these existing enabling technologies, we plan to deliver our services to the end customer through an infrastructure that integrates a terrestrial Internet fiber optic backbone network with a satellite delivery system.

        Our objective is to deliver services by establishing NOCs that will be co-located with major carriers that have backbone fiber networks and local loop access. We intend to maximize market penetration and optimize network technologies for interactive broadband applications through strategic alliances and joint ventures with leading manufacturers, communications companies, enterprise sales and consulting organizations, content providers and Internet Service Providers ("ISPs").

        We do not expect to be in competition with ISPs. ISPs are a channel market for us that can offer the AMC services including Internet access to their customers, the same as offering DSL connectivity from other providers. AMC Internet access is a high-speed delivery of information. If a customer subscribes to the AMC services, the customer may still use his existing ISP for access to the Internet, but the customer uses the AMC services to receive information.

        Although we bypass the local exchange carriers and CLECs when our customers receive information from the NOC, in some cases we will offer their services (local loop) for sending information from the customer to the NOC, so that we will not be in competition with CLECs. The inconsistent quality of service may be avoided by our providing our customers a local dedicated line from a CLEC.


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PRODUCT SERVICES

AMC NETWORK

        The network architecture for our initial service offering has a terrestrial line from the customer to our NOC, and satellite download from our NOC to the customer. Combining the terrestrial access or connectivity path with the satellite is called a "Hybrid" network and looks like the following:

        1. We establish the customer request or data "sending" path through an intermediate local exchange carrier such as his Regional Bell Operating Carrier ("RBOC").

        2. Data is forwarded to the Level 3 POP closest to the customer location through the terrestrial line and data routing Internet protocols.

        3. The data or request packets are then forwarded to the AMC NOC via the Level 3 POP in Sunnyvale, which then services the request or data packets by routing to the AMC e-commerce Web site or to the Internet World Wide Web site the customer is requesting, and then routes the information back to the AMC NOC.

        4. The NOC then sends the processed information to the customer via satellite.

        Internet traffic is highly asymmetrical in that requests made by the customer are a small fraction of the content the customer wants to receive. The benefit to the customer of such an integrated satellite-terrestrial network topology is the ability to bypass the public Internet in the response direction by going "over" the Internet. This enables the IP Multicast Services, which the Internet is not capable of delivering with current technology.

        The customer request path (customer to our NOC) is terrestrial for our services, however, a 64-384 Kbps satellite link is planned for introduction later in the year 2000, primarily for markets outside the U.S. where the infrastructure is either not available or costs are as much as ten times the price of the same service in the U.S. Our 64-384 Kbps future satellite up-link (customer to our NOC via satellite, which is the same path as the customer to NOC via terrestrial line) will utilize a hybrid spread spectrum technology that will provide connectivity to customers who are geographically unable to obtain adequate bandwidth connections to support multicast services.

        The satellite up-link or request to the NOC is not currently available. It is being developed and will be deployed in areas that lack infrastructure. The satellite link from the NOC to the customer is available now.

        Our network infrastructure is designed to deliver motion picture quality video along with IP based multicast video, voice and data traffic to corporate LANs, as well as to televisions. Our network uses the internationally accepted DVB/MPEG-2 and Internet TCP/IP standards that will interface with legacy systems. DVB is an international standard for the delivery of entertainment video for broadcasting. MPEG-2 is an international standard for compressing signals in order to be able to transmit more information in the bandwidth available.

THE AMC NOC

        The AMC NOC is the central controller of our system. Our NOC communicates with the satellite and with the Level 3 infrastructure, manages the satellite network, performs accounting and billing services


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tailored to customer requirements, originates video content sent to customers, and provides Web server access to customers to manage and initiate IP Multicast services. The NOC is co-located with Level 3 to provide connectivity directly to the terrestrial backbone. Video and data servers located in the NOC deliver IP Video and IP Data Multicast services. A web cache delivers Internet content to customers without having to go to the Internet each time. These technologies are currently commercially available from suppliers such as Sun Microsystems, Oracle and Cisco Systems. AMC's added value is in the back-end software to modify the source code and integrate all these technologies with database software in order to deliver our services. In the future, we will further modify the servers to "host" our co-branded application services. The NOC provides traffic reports and throughput statistics for each customer in support of service-level agreements. If a subscriber regularly hits peak utilization rates, the NOC can then migrate the user upon request to a higher speed service, at a correspondingly higher usage based billing rate.

        The installation and operation of the AMC NOC in Sunnyvale, California including the integration with Level 3 is complete.

        With regard to IP Multicast, the Internet today, and in the foreseeable future, does not allow IP Multicast to go through the Internet. The satellite component of the network allows AMC Multicast services to "bypass" the Internet and go directly to the customer without going "through" the Internet. This feature facilitates full motion live video and data content to be delivered directly to business customers in a cost effective way. It is cost effective because IP Multicast can deliver to a large group or number of users simultaneously, while using the required bandwidth only once. This is the "one to many" model. The benefit to the customers is that full motion video, for instance, can be delivered for corporate training, infomercials, and other content sessions across the corporate computer network. Data distribution for banking networks or geographically dispersed software development operations can also be provided. Since bandwidth is only used once, charges to the customer for bandwidth are not multiplied by the number of users receiving the information. Another benefit is that the requirement for the customer to provision larger terrestrial capacity is reduced because the high bandwidth content is delivered via satellite. AMC's service pricing model is a "usage" based billing model, whereby the customer pays for what they use rather than how long they are connected. The customer is always "on." If the customer is not using the network, he does not pay. The satellite and Level 3 network resources are then re-allocated to another customer.

        The AMC NOC consists of the following equipment:

        - The satellite uplink and downlink equipment including an antenna and RF transceiver;

        - The gateway equipment including the video processing equipment, IP encoders, IP gateway, modulators, demodulators, MPEG encoders, network management system, and billing and encryption system; and

        -  The servers and service delivery and monitoring equipment.

        We currently have our first commercial NOC co-located at Level 3 in Sunnyvale, California. Level 3 operates a national Internet tier one backbone in the U.S. that rides on a fiber-optic infrastructure. Installation of our NOC at Level 3 began in September 1999 and was completed in December 1999. The above equipment has been purchased, installed and certified as operational by our operations and test engineers.

        We plan to offer our initial services (High-speed Internet Access, IP Data Multicast and IP Video Multicast) from the Level 3 NOC beginning in the second quarter of the year 2000. We also have our research and development NOC located at our corporate headquarters. However, the services delivered from


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our corporate NOC are intended to gain customer feedback on the service and reliability, and provide demonstration capability for services in Latin America, but are not a revenue generating service.

SPACE SEGMENT

        As part of our first offering of services, we have contracted with Satelites Mexicanos S.A. de C.V. ("SatMex"), the owner/operator satellites to secure the necessary satellite bandwidth. We will provide our services through existing KU Band and C Band geosynchronous satellites that are stationed in fixed orbit over the equator. Our initial services are being provided through the SatMex 5 satellite, which is part of the Loral Global Alliance. We intend to take advantage of the Loral Global Alliance worldwide network of satellite services, of which SatMex is a member. The Loral Global Alliance provides a network of regional and global satellites through owner/operators including SatMex, EuropeStar and Loral Skynet.

        Under the Loral Global Alliance, it may be easier and less expensive for us to contract for additional or new satellite space or transfer transponder time between satellites due to the relationship of satellite owners within the Alliance.

        Ku Band Satellites are satellites that operate in the FCC designated Ku frequency band 14-14.5 Gbps (billion cycles per second) up to the satellite and
11.7 - 12.2 Gbps down from the satellite. C Band Satellites operate in the FCC designated C frequency band 5.5 - 6.2 Gbps up and 3.7 - 4.2 Gbps down.

        We have entered into an agreement with SatMex to lease two Ku Band transponders on the SatMex 5 satellite for delivering services over the next five years. We have contracted initially for one satellite transponder covering the U.S. and one transponder covering South America. This relationship is intended to provide the initial capacity to cover contemplated services beginning in the first quarter of the year 2000 in the U.S. followed by service in South America.

        Ku Band transponders are how Ku Band Satellites are partitioned for serving different customers and applications. There are 24 transponders on the SatMex 5 satellite, each is 36 million cycles per second ("MHz") or approximately 31 Kbps.

CUSTOMER PREMISE EQUIPMENT ("CPE")

        Each customer location subscribing to our services will require a satellite terminal, which will consist of the following equipment:

        - Satellite Dish (.65 to 1.8 meter) with a Low Noise Block ("LNB") amplifier to receive information from the NOC; and

        -   Satellite Router and Receiver Box (for Enterprise LAN and customer
            PC).

        Our satellite dish with LNB will be installed at each customer site, pointed in a southerly direction. A cable will then be run to our satellite router box, which is typically located in the customer's equipment room, and is connected to the LAN or to a computer. This will enable the customer to request information via their terrestrial lines (customer to NOC path) and receive information via satellite (NOC to customer path).

        As previously discussed, we plan to offer a customer to NOC path over the satellite (via a 2-way satellite terminal) for certain applications that do not have an adequate terrestrial link. In all cases information must go from the customer to the NOC. We are not eliminating the NOC. We are in the process of developing a proprietary technology for such a 2-way satellite return channel. We expect this technology


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to be completed over the next twelve to eighteen months. We will initially focus on the U.S. and major Latin American commercial centers where the existing infrastructure is more advanced.

CUSTOMER EQUIPMENT SUPPLY

        Whenever possible, AMC will purchase off the shelf customer equipment to build our systems and perform software design modifications and software integration for our customers. We are providing development support to Philips Corporation, which is a provider of our satellite router box, to achieve the required product performance for our satellite terminals located on the customer site.

        AMC and Philips (based in the Netherlands) have developed a satellite router for our services. This router is now completed and is being delivered to AMC as a co-branded product. The satellite router is used in conjunction with customers that have existing standard Cisco Systems or other routers installed in their LAN. The Philips router provides the satellite receiver as well as the return path for the Cisco Router "send" or request path. The Philips satellite router provides all the functionality of the VPN "tunnel", IP security, and IP Multicast services that enable AMC's services previously discussed. The Philips agreement is not exclusive, but does provide provisions for early exclusive market entry for a period of 3 months after acceptance of product. It also provides for co-development and first access to new Philips technology for new services that may be planned. The satellite router is attached to a small satellite dish for reception. The above features are necessary for the required performance of the satellite router.

CUSTOMER EQUIPMENT INSTALLATION

        Third party installation and channel market companies will be used to install the customer equipment. Our own service and support engineers will train the third party installers. Negotiations are in process with a third party installation company to cover the U.S.

CONTENT

        Video broadcast content may be provided by companies that produce content for their target markets and applications. Corporate content may be originated by corporations. Corporations that wish to disseminate full motion video or infomercial content via their web sites may use AMC to co-produce "infomercial" type or other content. Content can be aggregated at our NOC and delivered through our IP Data Multicast and IP Video Multicast services direct to multiple sites, or stored on our video servers for scheduled or on-demand delivery. Customers, strategic alliance partners and other content providers will be responsible for obtaining the rights to any content they want to be delivered from our NOC through our services. There are currently no agreements in place for the rights to deliver content at this time.

        Customers, such as online auction houses, retailers, and educational institutions, often have no content production capabilities of their own. They require a contracted production support entity to manage, produce, and edit such content. AMC intends to sub-contract outsourced content production engineering services to customers to produce content such as video content and distribute this content via its IP Multicast services. Additional fees will be billed to our customers for these services. AMC is not presently offering this service today but expects to complete the necessary contractual relationships in the year 2000.

THIRD PARTY APPLICATIONS

        Third party application software packages for video streaming, collaboration, meetings and video conferencing are being tested by AMC to be offered with our services. Other packages for applications such as movies on demand or distance learning may be developed by subcontractors or by strategic partners for


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selected vertical markets. No development contracts are currently in place for developing specific applications. AMC plans to develop application packages to enhance our service offerings, but has not defined the specific applications at this time.

REGULATIONS

        We have FCC transmission license approval for the satellite connection at our commercial NOC located at the Level 3 Sunnyvale co-location facility, and the NOC was operational as of December 1999. Each NOC located in the U.S. comes under the control of the FCC. Each NOC requires an FCC License. The first license takes approximately three months to complete. Once approved, following FCC licenses require approximately three weeks. Customer premise equipment does not require FCC approval because it does not transmit. In the future, when our "Hybrid" two-way satellite terminal enters the market, FCC approval must be obtained. One license will be required for this. All other two-way terminals are covered in the blanket approval.

        Outside of the U.S., additional licenses and permits must be applied for to operate in those countries. This typically involves the country specific telephone authority. It will be the responsibility of our strategic partnerships to obtain the necessary permits and legal documentation. This typically takes from four to six months from the start of process. Satellite operators who lease bandwidth in these countries already hold many of these permits. Our Loral Global Alliance member SatMex has such agreements. These satellite operators have a vested interest in becoming part of any alliance to be formed because satellite time will be used on their satellites.

        One of our subcontractors, Allan Associates, has worked in many countries to go through the regulatory process to obtain these types of approvals, and may be used on a case by case basis to assist us in obtaining the necessary approvals to install NOCs to offer our services in the U.S. and other countries.

INTELLECTUAL PROPERTY

        We have attempted to select the "best of breed" technology available from outside vendors and to integrate their products into our current network. The proprietary intellectual property aspect of the "Hybrid" network is our integration software developed to deliver the services discussed.

        As purely proprietary intellectual property, AMC is developing a "Hybrid" two-way satellite system. As stated, to reduce costs, improve efficiency, increase performance and better serve our prospective customers in areas that do not have access to adequate terrestrial services, we are currently developing a proprietary system for future services.

        We intend to implement direct sequence spread spectrum waveforms specifically developed for wideband applications. As currently envisioned, the system will use a special form of synchronous Frequency Division Multiple Access ("FDMA") and Code Division Multiple Access ("CDMA") integrated with Global Positioning System ("GPS") timing for maximum satellite bandwidth utilization.

        The external specifications and feasibility simulation studies have been completed for the development system. The Hybrid CDMA modems and controllers, including the Application Specific Integrated Circuit ("ASIC") chip design will be implemented through a contract with a third party end-to-end design house. Two patent applications have been prepared and we intend to submit these applications to the U.S. Patent and Trademark Office after further technical evaluation.


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HIGH-SPEED SERVICES

        We define high-speed as the ability to offer a customer up to 10 Mbps of bandwidth across their corporate LAN. It is especially important to provide sufficient bandwidth when delivering Internet based full motion video. Today's SOHO users and small to medium-sized businesses desire the same speed and services that large corporations and institutions enjoy through their dedicated networks. These SOHO and medium-sized business users require a cost-effective solution that is easy to install and which operates transparently, with little intervention or on-going technical support required.

        For users without access to cable modems, T1 lines or analog DSL who want the high-speed capability to receive VCR quality video or large data files, the multicast capability of a satellite connection is an attractive option. Multiple users can receive multicast information simultaneously, while using the bandwidth only once on the corporate LAN, and not overload the LAN. Customers will be able to receive data and video simultaneously.

        Dial-up access (standard 28.8Kbps or 56Kbps modems) are too slow to support high quality video or large data files transfers. ISDN's 128 Kbps dial-up is often not available, high-speed leased-line alternatives, such as dedicated T1 lines are cost-prohibitive for most small and medium-sized businesses, and DSL service has a distance limitation. The AMC alternative will give the user the benefits of a dedicated leased line, including instant network access, at what is expected to be a substantially lower cost than using a dedicated network.

        We will provide an end-to-end IP solution for the high-speed service requirements of our customers. Through programs with providers such as Level 3, we can include terrestrial lines as part of our service offering. For example, through the Level 3 relationship, a T1 dedicated line can be provisioned through the local carrier to the Internet backbone, in many cases for a few hundred dollars per month, and then sent across the U.S. over the Internet backbone for approximately $50 per month. An equivalent dedicated T1 service would cost the customer several thousand dollars per month. Another benefit is that the requirement for the customer to provision larger terrestrial capacity is reduced because high-bandwidth content is delivered via satellite. We are not offering the AMC High-speed Internet access service through any ISP at this time.

        The AMC business model is based on selling services rather than hardware, however, our Customer Premise Equipment is required to receive the services that are delivered from our NOC. AMC's service pricing model is a "usage" based billing model, whereby the customer pays for what they use rather than how long they are connected. The customer is always "on." If the customer is not using the network by sending data, he does not pay. The satellite and Level 3 network resources are then re-allocated to another customer. Initial pricing is based on charging customers $1.00 per MegaByte (one million bytes) of information sent via the IP Multicast services. Services are being marketed today at these prices.

        Contracts with vendors and the necessary equipment are in place to deliver the following high-speed services beginning in second quarter 2000:

        - High-speed Internet Access (1.5Mbps download through the satellite terminal). This service is implemented through the customer's existing ISP. The service does not require the customer to change his ISP. The customer's existing terrestrial line to request information over the Internet, and the information from the Internet will be delivered via satellite to the customer. The request path typically is low speed, which can be done over the phone, but there is usually a lot of information coming to the customer, which requires high speed. The request line may be over a relatively slow
            28.8 Kbps modem and our high-speed delivery at 1.5 Mbps. For AMC customers, the ISP continues to offer Internet access and other services, however, the ISP can offer the AMC


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            high-speed service to his customers if a high-speed connection is not available. A customer subscribing to the AMC IP services will continue to use his ISP's Internet access services;

        - IP Data Multicast (10Mbps download to multiple users). This service is one-to-many, which means one location can send a large file (100 Mbytes for example) through our NOC to multiple users simultaneously at very high speed (up to 10Mbps); and

        - IP Video Multicast (video streaming to multiple users). This service will deliver video at the quality the customer requires, from 1 Mbps MPEG 1 to full motion MPEG 2 at 6Mbps.

OTHER SERVICES AND VALUE ADDED APPLICATIONS

        We intend to offer other services and value added applications following the introduction of the above referenced services.

        Low cost high-speed services and value added applications have become a competitive requirement for today's business applications. The corporate TCP/IP Intranet has become the information highway along which business is conducted. As mentioned earlier, services are categorized as access (connectivity) or enhanced carrier services (IP Multicast or VPN services). Applications include Intranets, Extranets, email, electronic commerce, Web hosting, video conferencing, collaborative computing, multimedia and more.

        We intend to offer Intranet/Extranet market solutions for target business and government users. We envision that our solutions will support the ongoing transformation of communication networks within large and medium sized businesses, including employee training and communication, division to headquarters ordering and logistics tracking, customer support, marketing and ad distribution, and international cross-border communication. The standardization through the Internet brought by electronic distribution for business-to-business communication has found its way into internal company use to communicate between various corporate platforms.

        Intranets are corporate collaborative infrastructures whereby information within a company is disseminated via the corporate secure Web Servers. Financial, accounting, collaborative engineering, manufacturing, and sales can be managed anywhere the Internet is available.

        Extranets are an extension of the corporate Intranets to include suppliers and vendors to improve collaboration between a corporation's internal operations and the "outside" world of their business connections. In order to expedite information flow and order processing, a limited trust is defined and established between the networked computer resources of two or more companies. This arrangement is a secured hybrid link between the relatively unsecured Internet and the secured Intranet. The Wide Area Networking ("WAN") internetworking is a fixed or virtual link, depending upon traffic volume. With the improvement in IP security, including firewalls and VPN tools, Extranets are emerging as the preferred interconnectivity vehicle for business to business applications. Solving the connectivity issues are important in the WAN infrastructure to deliver broadband services. The AMC solution is to provide a network infrastructure that can deliver multimedia services to multiple locations.

        Some illustrative uses of our projected corporate Intranet/Extranet services are product announcements, promotional announcements with visual displays and ad layouts, product placement and shelving diagrams. Our services may include delivery information and tracking, just-in-time inventory response to logistics and problems, and collaborative forecasting and control of imports and exports. These service areas facilitate reduction of delivery lead times and inventory that result in potential cost savings to business and government end users.

DISTANCE LEARNING

        For distance learning applications, the AMC network can enable an instructor located at his home site, equipped with the latest teaching aids, to broadcast a live teaching session to students located in remote classrooms or offices thousands of miles away. In the classrooms or at their desktop, students would be able to watch the teacher on a television screen or computer monitor and ask or respond via video conferencing, IP text window, or IP voice call interaction. The teacher could then remotely control the video camera in the classroom to zoom in or pan the classroom. The teacher could also take the classroom to an Internet website, representing the subject discussed, by hyperlinking to the site, thus facilitating further instructional interactivity. The students may take web-based tests with real-time interaction with the remote teacher. Enhanced features such as file transfer of instructional notes that have been converted into electronic form via voice recognition software, as well as help desks, fax, and remote printing are a few of the service features that may be delivered by our system. According to discussions with teachers and professionals in the business, an interactive distance learning system capability can enhance learning productivity and help reduce training costs. Although there is some customer premise equipment involved, it is expected that the total costs can be distributed over sufficient schools or sites to make it cost effective.

MARKETS AND CUSTOMERS

        We intend to develop our customers through vertical market channels such as integrators, consulting companies, marketing companies, trade associations, broadband data service providers, content providers, CLECs that wish to enhance their data service offerings and ISPs that are developing application packages and targeting special markets and corporate users. We also intend to pursue direct accounts.

        We have a Director of Business Development who will be responsible for developing a viable channel marketing program. We plan to build joint channel market programs with companies that will use the AMC services to enhance their product offerings as well as refer customers to AMC. SatMex, from whom we currently purchase satellite transponder time, may expand its business by offering the AMC services in Latin America, in partnership with AMC. Channel marketing is a proven method for utilizing sales resources of other companies that have an existing product or customer base where a joint program will benefit both parties.

        For our direct sales personnel, we currently have a Director of Sales, two outside sales representatives and two internal sales representatives. They are making sales calls to potential users to set up demonstrations and determine the best business applications to generate sales. Based on current projections, we expect to have approximately 30 sales people by the end of 2000.

        Our users fall into three categories:

        1. Corporate users. These customers will typically subscribe to our high-speed services to reduce their telecommunications costs, improve their Intranet or Extranet networks, and to implement applications currently unavailable due to bandwidth and network limitations. Many of these customers will be implementing high-speed services for the first time, as opposed to the large corporations that have implemented private business networks in the past.

        2. Institutional users. These users are schools, hospitals or government institutions that want to implement applications such as distance learning or telemedicine.

        3. SOHO users. These are small businesses or remote offices of corporations that operate out of their home.

REVENUE RECOGNITION POLICIES

        Service agreements will be signed with customers for our services. Revenue should be generated 30 days following the signing of the service agreement. No revenue has been generated to date, however, we anticipate that revenue will begin in the second quarter of the year 2000 from the following sources:

        -   High-speed Internet access;

        -   Data and video multicast services; and

        -   Maintenance and support services.

        We anticipate that revenues will be recognized as follows:

        -   Internet access revenue billed on a monthly basis;

        -   Data and video content based on usage; and

        - Maintenance and support contracts over the applicable contractual period, billed on a monthly basis.

COMPETITION

        Our competition for access "connectivity" services (high-speed Internet access), comes from other basic access services such as T1 or DSL offered from both satellite and terrestrial network solution providers. However, our network requires high speed terrestrial connectivity in order to offer services beyond only connectivity and for us offer total interactive end-to-end solutions for specific applications. With regard to connectivity services, currently major fiber and cable suppliers and carriers are striving to complete new fiber terrestrial network infrastructures, which AMC will use as part of its network for delivering services.

        Many carriers and ISPs are promoting high-speed connectivity through Asynchronous Digital Subscriber Line ("ADSL") in order to offer "always on" high-speed Internet access services. However, in order to have a 1.5 Mbps ADSL line, which is only a fraction of the 7 Mbps data rate that is provided by the ADSL modems, the user must be within 2 to 3 miles of the local phone company's central office. Many customer locations are more than 2 miles from the central office. Also, these ADSL and fiber lines require a large capital investment by the local and long distance carriers. In some cases, the AMC High-speed Internet access services may be suitable where these alternative terrestrial services are not available and can be offered by ISPs.

        The key to the AMC deployment of new services is to provide a "last mile" bypass of this wiring infrastructure. The AMC system will bypass the local exchange carrier via satellite. The "last mile" refers to the connection between the customer and the local exchange carrier. The term "last mile" does not refer to a physical mile.

        We do not compete directly with terrestrial service suppliers, but instead, complement them by delivering services that they cannot provide due to "last mile" or critical technology limitations. AMC services will be particularly attractive to distributed enterprises or at sites in sparsely populated areas with limited terrestrial telecommunication infrastructure because satellite network connections can be established in a fraction of the time and generally at much less cost than terrestrial networks. We are targeting enterprises with good connectivity to our NOC; some sites may be in sparsely populated areas. Installation of infrastructure at those sites is more costly than installation of a satellite dish, which can take a few hours.

        We expect that ISPs or users located in sparsely populated areas with limited terrestrial telecommunication infrastructure, such as areas in the mid-western U.S., may want the high-speed download capabilities of the AMC high-speed Internet access service. We refer to generally lower costs for the AMC service to be offered in these areas because the capital cost for a terrestrial provider to serve a single user (dig up the street and install wire) is generally considered higher than installing a dish for a few hundred dollars per user.

        Delivery of multicast video and data via the AMC network, integrated with their terrestrial network, may in many cases be the most cost-effective solution for the user. For example, high-speed Internet access (high-speed in the receive direction only) will almost always utilize the terrestrial request line. However, delivery of live video content (IP Video Multicast service) may require a high-speed terrestrial connection to our NOC.

        Our Internet access service is not an end-to-end solution. Our initial IP Multicast services do provide an end-to-end solution, but the customer may or may not subscribe to our high-speed Internet access connectivity service. Our services are initiated through the customer's existing ISP and the customer will use the existing Internet access service offered by the ISP. Our high-speed access is only in the receive path. If the ISP does not have a high-speed connection available, it may offer the AMC high-speed Internet access service along with its existing terrestrial connection to the customer.

        In all cases we will require a terrestrial connection to our NOC. However, in many cases the existing terrestrial connection offered by the existing ISP will be sufficient to get the request information or data to the Level 3 backbone, which then goes directly to our NOC. In many cases we will be targeting customers without high-speed access to terrestrial lines.

        If the customer wants to multicast live video from his own site, he will require a high-speed terrestrial connection to the Level 3 backbone, which then goes over the fiber backbone to our NOC. Our NOC will then multicast the video to all the sites simultaneously. For IP Video Multicast in a store and forward application, the customer will still require a terrestrial connection, but he may not need the same high-speed capability. The satellite has the required bandwidth to deliver the video in either case.

        Hughes Network Systems offers high-speed connectivity and IP based services delivered over a proprietary satellite transport system and could be considered a dominant competitor. We are focusing on providing Web enabled end-to-end solutions on corporate LANs and have implemented the DVB compliant open architecture transport system, which should result in developers and manufacturers providing us with industry standard equipment and software to reduce costs in the future.

RESEARCH AND DEVELOPMENT

        Our product service development and engineering efforts focus on the design and development of new technologies and product services to increase the speed and efficiency of satellite communications and to increase the number of users on our network. Our research and development expenses for the period from April 1996 (inception) to December 31, 1996, the years ended December 31, 1997, 1998 and 1999 were $0, $306,637, $507,082 and $4,653,240, respectively.

EMPLOYEES

        As of December 31, 1999, we employed 26 employees and one independent contractor located in our Sunnyvale, California headquarters. Our employees are not covered by any collective bargaining agreements. We believe that our current employee relations are satisfactory. There is significant competition in the San Francisco Bay Area for employees with the managerial, technical, marketing, sales and other skills required to operate our business. Our future success will depend in significant part upon our ability to attract, retain and motivate employees.

AVAILABLE INFORMATION

        Prior to the effectiveness of this Registration Statement, we have not been required to file periodic reports with the Securities and Exchange Commissions.

ITEM 2. FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements appearing elsewhere in this Registration Statement. The statement of operations data set forth below for the years ended December 31, 1996, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from our audited financial statements included elsewhere in this Registration Statement, except for 1996 and 1997. Other annual and quarterly statement of operations data set forth below is derived from our unaudited annual and quarterly financial statements not included elsewhere herein. In our opinion, these unaudited financial statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                  YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------------
                                         1995(1)         1996(1)            1997             1998             1999
                                       -----------     ------------     ------------     ------------     ------------
                                       (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Sales ...............................  $       157     $         --     $         --     $         --     $         --
Cost of goods sold ..................          (47)              --               --               --               --
                                       -----------     ------------     ------------     ------------     ------------
Gross profit (loss) .................          110               --               --               --               --

Operating expenses:
Selling and marketing ...............           47              193            1,715              587            3,215
General and administrative ..........          137              191              520            1,188            6,246
Research and development ............           --               29              307              507            4,653
Write-off of inventory ..............           --               --               --            1,283               --
                                       -----------     ------------     ------------     ------------     ------------
Total operating expenses ............          184              413            2,542            3,565           14,114
                                       -----------     ------------     ------------     ------------     ------------
Loss from operations ................          (74)            (413)          (2,542)          (3,565)         (14,114)
Other income ........................           --               56                3               16              754
                                       -----------     ------------     ------------     ------------     ------------
Net loss ............................          (74)    $       (357)    $     (2,539)      $ (3,549 )     $    (13,360)
                                       ===========     ============     ============     ============     ============
Historical basic and diluted
 loss per share(2) ..................           --     $      (0.02)    $      (0.13)    $      (0.16)    $      (0.43)
                                       ===========     ============     ============     ============     ============

Shares used to compute historical
  basic and diluted loss per share ..   17,919,800       17,919,800       19,671,300       21,589,772       31,870,966
                                       ===========     ============     ============     ============     ============

                                                            AS OF DECEMBER 31,
                                     --------------------------------------------------------------
                                       1995(1)      1996(1)        1997         1998          1999
                                     -----------    -------        ----         ----          -----
                                     (UNAUDITED)
                                                              (IN THOUSANDS)
                                     -----------    -------        ----         ----          ------
BALANCE SHEET DATA:
Cash and cash equivalents .........       17           85            1             6          15,306
Working capital ...................      (59)         114          (48)         (289)         14,921
Total assets ......................       52          765          824           712          18,258
Long term debt and capital lease
obligations .......................        6            6           --            --              --
Total stockholders' equity ........       38          691           89           205          17,547


(1) Predecessor company (see "Management's Discussion and Analysis of Financial Condition and Results of Operations").

(2) Please see the financial statements and the notes to such statements appearing elsewhere in this Registration Statement for the determination of shares used in computing basic and diluted net loss per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Registration Statement contains forward-looking statements, the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify forward-looking statements. The discussion and analysis of financial condition and results of operations is based upon and should be read in conjunction with the financial statements of the Company and the notes thereto included elsewhere in this Registration Statement, as well as the information contained under the headings, "Business" and "Risk Factors."

OVERVIEW

        Our Company plans to offer broadcast, multicast and high-speed Internet access services to consumers and corporate users as well as allow for these users to provide Internet and Intranet connectivity to remote locations through Virtual Private Networks ("VPNs"). The market for the Company's product services is rapidly evolving and is characterized by an increasing number of new technologies, which include both satellite and terrestrial network solution providers. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for our product services. See "Risk Factors," generally.

        We have experienced accumulated net losses from operations of $19,448,348 or $0.81 per share (basic and diluted), since inception in April, 1996 through December 31, 1999. We anticipate that we will continue to incur net losses into the year 2000. These losses have developed mainly from our activities to develop our product services and establish brand recognition through the development of a viable sales channel.

        We have not yet generated revenue. We intend our revenue to be generated in the future from the sale of high speed Internet access, the delivery of content and the maintenance and support services. We intend to market to various channels, including multiple business and dwelling units and manufacturing companies. Our policy is to recognize revenue as earned on a monthly basis or as usage charges are incurred.

        We originally began operations by developing multiplexers and high-speed DSL devices for Internet use. In May 1998, we made the strategic decision to abandon the sales and marketing efforts behind our MUX-6 Multiplexer and DigiCop internet connector products to pursue other lines of business. We have written down all of the finished inventory and the parts and raw materials related to these product services to their estimated net realizable value. The total amount of write downs related to the abandonment was $1,282,975.

        We continue to expend substantial resources on sales and marketing in our attempts to establish our product services as a viable alternative in the MSP market. There can be no assurances, however, that we will achieve or sustain profitability or positive cash flow from our operations. See "Risk Factors--We Have a Limited Operating History," "--We May Have Insufficient Capital For Future Operations," and "--We Face Obstacles Relating To Market Acceptance and Distribution."

        Sales and marketing expenses consist primarily of compensation, costs of promotional material, travel and advertising. Since inception in April 1996 through December 31, 1999, sales and marketing expenses have been $5,516,901. During 1997 and 1998, we expended considerable resources in Asia in an attempt to establish a distribution channel and secure contracts with vendors for the MUX-6 and DigiCop product, which included governments and private companies. Our sales and marketing expenses will grow rapidly as we expand the sales and marketing efforts nationwide and internationally. We have hired 5 additional sales personnel in the first quarter of the year 2000.

        General and administrative expenses consist primarily of costs associated with the internal costs of pursuing capital investment in the Company, accounting and human resources needs, professional expenses, leasing of facilities, insurance, legal, depreciation expenses, and compensation. Since inception in April 1996 through December 31, 1999, general and administrative expenses amounted to $7,954,302.

        As of December 31, 1999, we had operating loss carry forwards of approximately $6,060,000 for federal purposes and $3,030,000 for state purposes. The federal and state net operating loss carry forwards expire on various dates through 2019. We have provided full valuation allowance against our deferred tax assets, consisting primarily of net operating loss carry forwards, because of the uncertainty regarding their realization. Further, such net operating loss carry forwards could be subject to limitations due to changes in our ownership resulting from equity financings.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998

        Revenue. We have not recognized any revenues for the years ended December 31, 1998 and 1999.

        Research and development expenses. Research and development expenses were $4,653,240 for the year ended December 31, 1999, an increase from $507,082 for the year ended December 31, 1998. Research and development expenses for December 31, 1998 related to DigiCop and December 31, 1999 related primarily to the effort to complete the development and testing our NOCs and the 2-way system under development which we expect to have available for implementation in the fourth quarter of the year 2000. The increase resulted primarily from additional costs related to new employees increase from 18 to 33, transponder fees, rent and compensation costs of approximately $2,598,750 related to the issuance of warrants.

        Sales and marketing expenses. Sales and marketing expenses were $3,214,723 for the year ended December 31, 1999, an increase from $586,529 for the year ended December 31, 1998. This increase resulted primarily from the hiring of additional sales and marketing personnel increase from 2 to 10 and the sales and marketing to develop the business, including compensation costs of approximately $2,598,750 related to the issuance of warrants.

        General and administrative expenses. General and administrative expenses were $6,246,080 for the year ended December 31, 1999, an increase from $1,188,071 for the year ended December 31, 1998. This increase was primarily due to increases in administrative personnel increase from 4 to 8, professional fees, facility expenses to support the growth of operations, including higher rent, supplies and other office expenses, including compensation costs of approximately $2,598,750 related to the issuance of warrants.

        Warrants on up to 3,000,000 shares of our common stock were issued to three of our employees in November 1998. One employee is the engineering director, another is the marketing director and the third is the operations director. Half of these warrants are exercisable based upon target prices of our common stock. The other half are exercisable based upon the achievement of certain research and development milestones. All milestones and certain of the target prices were reached at December 31, 1999. Amounts are expensed in each category, based upon the nature of the warrant and the work performed by the individual.

        Other income. Other income was $754,028 for the year ended December 31, 1999, an increase from $15,561 for the year ended December 31, 1998. This increase was principally due to higher interest income.

YEARS ENDED DECEMBER 31, 1998 AND 1997

        Revenue. We have not recognized any revenues for the years ended December 31, 1997 and 1998.

        Research and development expenses. Research and development costs in 1998 were $507,082, an increase from $306,637 in 1997. This increase was primarily due to the purchase, in the fourth quarter of 1998, of certain technologies in the form of in-process research and development, from SatCom Media Corporation. Related expenses of $406,000 were charged to research and development because the technology acquired and related products were in the early stages of development and had not yet achieved technological feasibility. The change from 1997 to 1998, net of the $406,000 charge, decreased due to the fact that in 1997 the DigiCop product incurred extensive development costs while the significant costs related to the NOC did not begin until the first quarter of 1999.

        Sales and marketing expenses. Sale and marketing expenses were $586,529 in 1998, a decrease from $1,715,649 in 1997. This decrease was primarily due to the significant costs incurred in 1997 in an attempt to secure contracts and commitments in Asia. The costs included consulting fees related to establishing a contract with the Republic of China for our multiplexer product. Sales and marketing expenses for 1998 related primarily to the attempt to sell our multiplexer product and Digicop products through May 1998.

        General and administrative expenses. General and administrative expenses were $1,188,071 in 1998, an increase from $520,151 in 1997. This increase was primarily due to increases in the number of administrative personnel increase from 2 to 4, professional services fees and facility expenses to support the growth of our operations, including higher rent, supplies and other office expenses.

        In January 1997 we acquired certain assets and rights to the MUX-6 multiplexer product from Temasek Telephone, Inc. Temasek Telephone, Inc. was deemed to be a predecessor corporation, and accordingly, certain financial information for the years ended December 31, 1996 and 1995 (unaudited) are included in selected financial data. There was little activity by the predecessor corporation in 1996 and 1995, due to lack of capital. The expenses primarily related to personnel, business development and facilities costs.

LIQUIDITY AND CAPITAL RESOURCES

        For the year ended December 31, 1999, net cash used in operations was $4,186,935 primarily as a result of the $13,360,015 net loss incurred in the year, less the non-cash expenses for depreciation and amortization, charges taken on issuance of common stock, and inventory write downs totaling $9,242,181.

        We invested $2,330,906 in new property and equipment, most of which is associated with NOC equipment, lab equipment, and equipment and furnishings for our facility.

        We financed our operations, purchases and advances on notes receivable through net proceeds of $27,014,242 from the issuance of common stock and net proceeds of $821,238 from the issuance of preferred stock. Additionally, advances on notes receivable were paid to a shareholder of the company in the amount of $5,975,540. At December 31, 1999, we had a cash balance of $15,306,130, a $15,300,469 increase from December 31, 1998.

        For the year ended December 31, 1998, our operations used $2,357,027 of cash primarily as a result of the $3,549,096 net loss for the period, less $2,375,774 of non-cash expenses. We invested $406,000 for the purchase of in-process research and development and $441,025 for the purchase of property and equipment. We financed our operations, purchases of in-process research and development, and purchases of property and equipment through proceeds of $3,422,056 from the issuance of common stock. At December 31, 1998, we had a cash balance of $5,661, $4,634 increase from December 31, 1997.

        For the year ended December 31, 1997, our operations used $1,205,354 of cash primarily as a result of the $2,539,237 net loss for the period, less $1,405,614 of non-cash expenses. We invested $38,359 for the purchase of property and equipment and paid advances on a note receivable to a shareholder of the company in the amount of $100,000. We funded our operations and investing activities through the issuance of common stock in the amount of $1,114,740.

        The company believes that its existing cash and cash equivalents will be sufficient to satisfy its working capital and capital expenditure requirements over the next 12 months. However, we may be required, or could elect, to seek additional funding from the capital markets prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue generation and growth, the timing and extent of spending to support development efforts and expansion of sales and marketing, the timing of introductions of new product services and enhancements to existing product services, and marketing acceptance of our product services. We cannot assure that additional equity or debt financing, if required, will be available on acceptable terms or at all.

YEAR 2000 COMPLIANCE

        Many computers, software, and other equipment are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish between the year 2000 and 21st century dates from other 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to solve this problem.

        Assessment. The year 2000 problem may affect the computers, software, and other equipment that we use, operate or maintain for our operations. Based on inquiries that we have made of the third party suppliers of products that we use, we believe that all computer driven equipment within our infrastructure is Y2K compliant.

        External Infrastructure. We rely on the general communications infrastructure maintained by the established telecommunications companies to transmit our data to a NOC uplink site, to uplink to a satellite, and for rebroadcast by the satellite to our customers. Accordingly, if the telecommunications companies and satellite operators do not have their systems year 2000 compliant, then we and our customers could suffer the consequences of the failure of one or more components of the telecommunications infrastructure in common with other users. The consequences could be that customers will refuse to pay for our product services and we could suffer a decline in revenues. In addition, costs would go up as we would seek to mitigate any problems.

        Product Services. To date, we are not aware of any problems with our existing product services prior to releasing them to customers. We currently do not expect any year 2000 problems to arise with our product services.

        Possible consequences of year 2000 problems by external infrastructures. We expect to identify and resolve all year 2000 problems that could adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified and corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can predict the how many year 2000 problem-related failures will occur or the severity, duration or financial consequences of the year 2000 related failures. In general, we believe that that any year 2000 problems will occur in the telecommunications infrastructure. As a result, we believe that the following consequences are possible:

        - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial resources from ordinary business activities;

        -  business disputes or penalties due to year 2000 related problems; and

        - business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

        Contingency plans. We have only made generalized contingency plans for year 2000 contingencies and have not spent any funds in connection with year 2000 compliance. If such problems occur which interrupt our services to our customers, we intend to immediately seek to obtain such services from telecommunications companies that are able to continue offering services. We may also seek to replace on an accelerated basis, any affected equipment or software. We may also have increased work hours for our personnel and hire additional contract personnel to correct any year 2000 problems on an accelerated basis.

        Additional Factors. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, availability and cost of programming and testing resources third party suppliers' ability to modify proprietary software, and other unanticipated problems.

RECENTLY ISSUED ACCOUNTING STANDARDS

        See Note A to the financial statement appearing elsewhere in this Registration Statement.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

        Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

RISK FACTORS

        You should carefully consider the risks applicable to our company described below. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and investors may lose all or part of their investment.

        This Form 10 Registration Statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere herein.

WE HAVE A LIMITED OPERATING HISTORY

        Because we recently began operations, it is difficult to evaluate our business and our prospects. Our revenue and income potential is unproven and our business model is still emerging. We were incorporated on April 8, 1996 and did not begin any activity until 1997 and have a limited operating history. Furthermore, our prospects must be evaluated in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of their development. We may not be successful in addressing these risks and our business strategy may not be successful. These risks include our ability to:

        - develop new product services equal to or superior to those of our competitors;

        -  attract customers and maintain strong relationships with them;

        -  execute our sales and marketing strategy;

        -  expand our market share;

        -  expand our domestic and international operations;

        -  reduce our costs of equipment used to provide services;

        -  respond to competitive pressures; and

        - continue to attract, retain and motivate highly qualified personnel, particularly in the areas of engineering, sales and marketing.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

        We have incurred losses since we commenced operations in April, 1996. We incurred net losses of $2,539,237 in 1997, $3,549,096 in 1998 and $13,360,015
for the year ended December 31, 1999. As of December 31, 1999 we had an accumulated deficit of $19,448,348. We have not yet generated any revenue or achieved profitability and we cannot be certain that we will realize sufficient revenue to achieve profitability in the future. Even if we do achieve profitability, we cannot make any assurances that we can sustain or increase profitability on a quarterly or annual basis in the future. If future revenues fail to materialize or grows slower than we anticipate, if gross margins are not generated in the future or if operating expenditures exceed our expectations or cannot adjust accordingly, we may continue to experience significant losses on a quarterly basis. Accordingly, we are dependent upon the successful completion of future capital infusions to continue operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE EXPECT TO CONTINUE TO EXPERIENCE NEGATIVE CASH FLOW FROM OPERATIONS AND MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS THROUGH THE ISSUANCE OF ADDITIONAL SECURITIES

        Since inception in April, 1996, we have experienced negative cash flow from operations and we expect to continue to experience negative cash flow from operations for the foreseeable future. Therefore, we have relied primarily on issuances of equity securities to fund our operations to date. We currently anticipate that our existing cash balances and net proceeds from recent equity offerings will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds if our estimates of revenue, working capital and/or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. We cannot be certain that additional financing, through the issuance of equity securities or otherwise, will be available to us on favorable terms when required, or at all. Furthermore, if we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common and preferred stock and our stockholders may experience additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities, develop new product services or otherwise respond to competitive pressures which could adversely affect our ability to achieve and sustain positive cash flow and profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR FINANCIAL RESULTS FROM PERIOD TO PERIOD MAY FLUCTUATE AS A RESULT OF SEVERAL FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

        It is possible that in some future periods our operating results may be below the expectations of investors. In this event, the price of our common stock may fall. Once we begin to generate revenue, our revenue and operating results may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

        -  continued market acceptance of our product services;

        -  fluctuations in demand for our product services;

        -  variations in the timing of orders;

        - the timing of new product and service introductions by us or our competitors;

        - the mix of product services sold and the mix of distribution channels through which they are sold;

        - our ability to obtain sufficient supplies of sole or limited source components for our product services;

        -  unfavorable changes in the prices of the components we purchase;

        - our ability to attain and maintain quality levels for our product services; and

        - our ability to integrate new technologies we develop or acquire into our product services.

        We cannot assure you that we will be able to generate initial revenues or to sustain or improve our financial results in the future. As a result, we may experience substantial period to period fluctuations in future operating results and adversely affected financial results. A variety of factors may affect our financial results, including the following:

        - the type of distribution channel through which we sell our product services;

        -  the volume of product services offered and sold;

        -  our product service sales mix; and

        -  the average selling prices of our product services.

        We also anticipate that orders for our product services may vary significantly from period to period for various reasons, including the success of our sales and marketing efforts. As a result, operating expenditures and inventory levels in any given period could be disproportionately high. In some circumstances, customers may delay purchasing our current product services in favor of next-generation product services, which could affect our operating results in any given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our period to period operating results.

THE MARKET IN WHICH WE SELL OUR PRODUCT SERVICES IS INTENSELY COMPETITIVE AND OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE FAIL TO DEVELOP OR RETAIN MARKET SHARE OR OTHERWISE FAIL TO SUCCESSFULLY COMPETE IN THIS MARKET

        We compete with many other companies. We will face competition from numerous sources, including terrestrial and satellite-based online and Internet service providers and others with the technical capabilities and expertise which would encourage them to develop and commercialize competitive product services. Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their product services than we can. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other third parties to increase their ability to gain market share rapidly by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the opportunity in our market, we also expect that other companies may enter our market with better product services and technologies. If any technology that is competing with ours is more reliable, faster, less expensive or has other advantages over our technology, the demand for our product services would decrease, which would seriously harm our business.

        We expect our competitors to continue to improve the performance of their current product services and introduce new product services or new technologies as industry standards and customer requirements evolve that may supplant or provide lower cost alternatives to our product services. Successful new product service introductions or enhancements by our competitors could reduce the sales or market acceptance of our product services, perpetuate intense price competition or make our product services obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors. Our failure to maintain and enhance our competitive position within the market may seriously harm our business.

        Increased competition is likely to result in price reductions, longer sales cycles and loss of market share, any of which would seriously harm our business and results of operations once we begin to generate revenue. We cannot be certain that we will be able to compete successfully against current or future competitors or that competitive pressures will not seriously harm our business.

IF WE FAIL TO ENHANCE OUR EXISTING PRODUCT SERVICES OR DEVELOP AND INTRODUCE NEW PRODUCT SERVICES AND FEATURES IN A TIMELY MANNER TO MEET CHANGING CUSTOMER REQUIREMENTS AND EMERGING INDUSTRY STANDARDS, OUR ABILITY TO GROW OUR BUSINESS WILL SUFFER

        The MSP market is characterized by rapidly changing technologies and short product life cycles. Our future success will depend in large part upon our ability to:

        -  identify and respond to emerging technological trends in the market;

        -  develop and maintain competitive product services;

        - enhance our product services by adding innovative features that differentiate our product services from those of our competitors;

        - bring product services to market on a timely basis at competitive prices;

        - respond effectively to new technological changes or new product service announcements by others; and

        - respond to emerging broadband access technologies such as DSL, wireless and cable modems.

        We will not be competitive unless we continually introduce new product services and product service enhancements that meet these emerging standards. In the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards.

        The technical innovations required for us to remain competitive are inherently complex, require long development cycles and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and product services, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced product services can be ascertained. Revenue from future product services or product service enhancements may not be sufficient to recover the associated development costs.

WE DEPEND ON OUR KEY PERSONNEL WHO MAY NOT CONTINUE TO WORK FOR US

        Our future success depends in large part upon the continued services of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could harm our business. In particular, the services of Edward Tan, President and Chief Executive Officer, Ronald Everoski, Chief Technical Officer and Vice President of Research and Development and Douglas Hanson, Vice President of Sales and Marketing, would be difficult to replace. We do not maintain "key person" life insurance for any of our personnel. See "Directors and Executive Officers" for more detailed information on our key personnel.

IF WE ARE NOT SUCCESSFUL IN EXPANDING OUR BUSINESS IN INTERNATIONAL MARKETS, OUR GROWTH WILL SUFFER

        We intend to expand our operations domestically and internationally, and will seek to expand the range of our product services and penetrate new geographic markets; however, we have no experience in effectuating rapid expansion or in managing operations which are geographically dispersed. Although we believe we have an adequate infrastructure, there can be no assurance that our current management, personnel and other corporate infrastructure will be adequate to manage our growth.

        As part of our strategy to address the global needs of our customers and partners, we have committed significant resources to expanding our international sales and support channels in advance of revenue. We cannot assure you that our efforts to develop international sales and support channels will be successful. Moreover, international sales are subject to a number of risks, including changes in foreign government regulations and communications standards, export license requirements, tariffs and taxes, other trade barriers, difficulty in collecting accounts receivable, difficulty in managing foreign operations, and political and economic instability. To the extent our customers may be impacted by currency devaluations or general economic crises, the ability of these customers to purchase our product services could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. We cannot assure you that foreign markets for our product services will not develop more slowly than currently anticipated. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our product services to these foreign customers could result in decreased sales.

        We anticipate that our foreign sales will generally be invoiced in U.S. dollars and, accordingly, we do not currently plan to engage in foreign currency hedging transactions. However, as we expand our international operations, we may allow payment in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit any currency exposure through the purchase of forward foreign exchange contracts or other hedging strategies. We cannot assure you that any currency hedging strategy we may adopt would be successful in avoiding exchange-related losses.

OUR PRODUCT SERVICES MUST COMPLY WITH COMPLEX GOVERNMENT REGULATIONS WHICH MAY PREVENT US FROM GENERATING OUR REVENUE OR ACHIEVING PROFITABILITY

        In the United States, our product services must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, product services that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. If we fail to obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our product services where these regulations apply, which may prevent us from generating our revenue or achieving profitability.

IF INTERNET USAGE DECLINES OR THE INTERNET INFRASTRUCTURE IS NOT ADEQUATELY MAINTAINED AND EXPANDED, DEMAND FOR OUR PRODUCT SERVICES MAY DECLINE

        The Internet has recently begun to develop and is rapidly evolving. As a result, the commercial market for product services designed to enable high-speed access to the Internet has only recently begun to develop. Our success will depend in large part on increased use of the Internet and other networks based on Internet protocol by corporate telecommuters and small offices. Critical issues concerning the commercial use of the Internet remain unresolved and are likely to affect the development of the market for our product services. These issues include security, reliability, cost, ease of access, government regulation and quality of service. The adoption of the Internet for commerce and communications, particularly by enterprises that have historically relied upon alternative means of commerce and communications, generally requires the acceptance of a new method of conducting business and exchanging information. The recent growth in the use of the Internet has caused frequent periods of performance degradation that have prompted efforts to upgrade the Internet infrastructure. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our product services. Potentially increased performance and other benefits provided by our product services and the product services of others are ultimately limited by, and are reliant upon, the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our product services will depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OTHER COMPANIES MAY USE OUR INTELLECTUAL PROPERTY TO DEVELOP COMPETITIVE PRODUCT SERVICES THAT MAY REDUCE DEMAND FOR OUR PRODUCT SERVICES

        We currently rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have two pending U.S. trademark applications for trademarks relating to our system hardware and product services.

        We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our product services or technology. We cannot assure you that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our product services is difficult, and we cannot assure you that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE

        Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to modem and networking technology. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the numbers of product services and competitors in the small office market for shared Internet access solutions grow and the functionality of product services overlaps.

        We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business would be harmed.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH TRYING TO BECOME YEAR 2000 COMPLIANT

        Some computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. As a result, computer systems and software used by many companies and governmental agencies should have been upgraded to comply with year 2000 requirements. There is some risk that if such upgrades were not made, system failure or miscalculations which may cause disruptions of normal business activities may still occur in the future. While we have passed the year 2000 effective date, there may still be as yet unknown risks associated with being year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

INSIDERS HAVE SUBSTANTIAL CONTROL OVER AMERICAN MULTIPLEXER CORPORATION THAT COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL

        Our executive officers, and directors and their affiliates will, in the aggregate, own approximately 24% of our outstanding common stock. As a result, our officers, directors and affiliates will have the ability to influence the election of our board of directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in our corporate control. We do not have cumulative voting in the election of directors; and the minority shareholders will not be able to elect any director to our Board of Directors.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

        Sales of a substantial number of shares of common stock after the filing of this Form 10, either through sales by us of additional shares or sales by third parties of currently outstanding shares, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 1999 we had 37,647,866 shares of common stock outstanding.

WE MAY HAVE INSUFFICIENT CAPITAL FOR FUTURE OPERATIONS AFTER THE YEAR 2000

        We anticipate, based on current proposed plans and assumptions relating to its operations, that current cash reserves, together with projected cash flow from operations, will be sufficient to satisfy our contemplated cash requirements for the next 12 months. Thereafter, we may require substantial additional financial resources to fund our operations. The expansion into new product areas will also require substantial financial funding. The failure to acquire additional funding when required will have a material adverse effect on the our business prospects.

WE FACE OBSTACLES RELATING TO MARKET ACCEPTANCE AND DISTRIBUTION

        We are at an early stage of development and our earnings growth depends primarily upon market acceptance of our product services. There can be no assurance that our product service development efforts will progress further with respect to any potential new product services or that they will be successfully completed. In addition, there can be no assurance that our potential new product services will be capable of being produced in commercial quantities at reasonable costs or that these potential product services, if introduced, will be successfully marketed or will achieve customer acceptance.

        We do not have sufficient experience in marketing our product services to determine the optimum distribution methods. Accordingly, we might be in a position requiring change in our sales, distribution, and marketing strategies and implementation.

WE WILL BE DEPENDENT ON NEW PRODUCTS AND PRODUCT ENHANCEMENT INTRODUCTIONS, PRODUCT DELAYS MAY NEGATIVELY AFFECT OUR BUSINESS

        Our success in our business depends on, among other things, the timely introduction of successful new product services or enhancements of existing product services to replace declining revenues from product services at the latter stage of a product service cycle. Consumer preferences for product services are difficult to predict, and few product services achieve sustained market acceptance. If revenues from new product services or enhancements do not replace declining revenues from existing product services, our business, operating results and financial condition could be materially adversely affected. The process of developing broadband services is extremely complex and is expected to become more complex. A significant delay in the introduction of one or more new product services or enhancements could have a material adverse effect on our ultimate success of such product services and on our business, operating results and financial condition.

WE ARE PARTICIPATING IN A DEVELOPING MARKET, NEW ENTRANTS MAY DOMINATE THE MARKET SEGMENT

        The MSP market is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed product services. Although we currently believe that the diverse segments of the market will provide opportunities for more than one supplier of product services similar to ours, it is possible that a single supplier may dominate one or more market segment.

ITEM 3. PROPERTIES.

        The Company is headquartered in Sunnyvale, California, where it leases approximately 12,400 square feet of space in a single building. The lease for the Company's facility expires on November 30, 2003 and the Company has an option to extend the term for an additional five-year period at such time, provided that it is not then in default of any material provisions of its lease. The Company believes that its facility provides adequate space for its anticipated needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth certain information with respect to the beneficial ownership of the Company's voting stock as of December 31, 1999 by
(i) all persons known by the Company to beneficially own more than 5% of any class of the Company's voting securities, (ii) each director and Named Executive Officer of the Company and (iii) all directors and executive officers of the Company as a group. As of December 31, 1999, the Company had outstanding 200,000 shares of Series A Preferred Stock and 37,647,866 shares of common stock.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The address for each listed director and officer is c/o American Multiplexer Corporation, 575 North Pastoria Avenue, Sunnyvale, California 94086. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of December 31, 1999, but excludes shares of common stock underlying options or warrants held by any other person.

                                                                  SHARES BENEFICIALLY OWNED
                                                                  -------------------------
                     NAME OF BENEFICIAL OWNER                       NUMBER       PERCENTAGE
                     ------------------------                     ----------     ----------
        5% Beneficial Owners

        Series A Preferred Stock

        Montblanc International Ltd.(1) .....................        100,000        50.0%
            Merrill Lynch Bank (Suisse) S.A.
            Stockerstrasse
            CH-8001 Zurich
            Switzerland

        Wegelin & Co.(1) ....................................        100,000        50.0%
            Bohl 17
            CH-9004 St. Gallen
            Switzerland

        Common Stock

        Karl Schleicher.......................................     4,000,000        10.6
            Credit Suisse
            Ch-Zurich-Oerlikon
            Switzerland

        E-Yan Betty Lau.......................................     3,450,000         9.2
            4A Lermit Road
            Singapore 258637

        On Kei Leong..........................................     2,000,000         5.3
            12 Repulse Bay Drive
            Hong Kong

        Wegelin & Co..........................................     1,900,000         5.0
            Bohl 17
            CH-9004 St. Gallen
            Switzerland

        Officers and Directors

        Edward S.C. Tan(2)....................................    15,000,000        34.4

        Douglas Hanson(3).....................................     1,001,000         2.6

        Louk Wilem Jurgens....................................        20,000         *

        All directors and executive officers as a group
            (4 persons)(4)....................................    17,022,000        37.3

 *   Less than one percent (1%).

(1) Refers to numerical and percentage ownership of the Company's outstanding preferred stock.

(2) Includes 6,000,000 shares of common stock issuable upon exercise of a warrant presently exercisable.

(3) Includes 1,000,000 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 31, 1999.

(4) Includes an aggregate of 8,000,000 shares of common stock issuable upon exercise of warrants presently exercisable or exercisable within 60 days of December 31, 1999, provided certain conditions are met.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

        The following table sets forth certain information with respect to each of the directors and executive officers of the Company:

NAME                                  AGE                 POSITION
----                                  ---                 --------
Edward S.C. Tan..................     51     Chief Executive Officer, President
                                             and Chairman of the Board

Ronald Everoski..................     55     Chief Technology Officer and Vice
                                             President of Research and
                                             Development

Douglas Hanson...................     59     Vice President of Sales & Marketing
                                             and Director

Louk Wilem Jurgens...............     55     Director

        Edward S.C. Tan, the Company's founder, has served as its President and Chief Executive Officer and as a director since January 1997. From September 1991 to December 1996 he was the President and Chief Executive Officer and a director of Temasek Telephone, Inc., a telecommunications equipment company. In January 1997, the Company acquired certain assets of Temasek Telephone, Inc. in exchange for shares of the Company's common stock.

        Ronald Everoski has served as the Company's Chief Technology Officer and Vice President of Research and Development since November 1998. From February 1996 to July 1998 he was the Chief Technology Officer for Satcom Media Corporation,(1) a multimedia company and from January 1990 to April 1994 he was the Chief Executive Officer of Global Telesys, a telecommunications company.

        Douglas Hanson has served as the Company's Vice President of Sales and Marketing since November 1998 and as a director since June 1999. From June 1995 to July 1998 he was the Vice President of Marketing for Satcom Media Corporation,(1) a multimedia satellite communications company and from January 1994 to June 1995 he was Senior Vice President for the EIC Group, a real estate investment company.

        Louk Wilem Jurgens has served as a director of the company since May 1999. In April 1999 he founded Jurgens & Associates, a consulting firm focusing on satellite communications. From April 1998 to April 1999 he was Vice President of Business Development for Loral-Orion Asia Pacific, a satellite communications company in Singapore. From April 1995 to December 1997 he was an Executive Director for PT Satelindo, a satellite communications company in Indonesia. From October 1993 until April 1995 he was Managing Director of PT PSN in Jakarta, Indonesia, a satellite communications company.

        The Company's Bylaws provide that a director shall be appointed by the shareholders and hold office until the next annual meeting of the shareholders or until such director's successor is duly elected and qualified. The Company's Articles of Incorporation and Bylaws currently contain no provisions for a classified board.

        Executive officers are appointed by the board of directors, serve at the board's pleasure and may be removed from office at any time without cause. There are no family relationships among any of the Company's directors or executive officers.

        (1) Mr. Everoski and Mr. Hanson were executive officers of Satcom Media Corporation when that company filed for bankruptcy under the Federal bankruptcy laws.

ITEM 6. EXECUTIVE COMPENSATION.

        The following table sets forth the total compensation earned for services to the Company in all capacities during the fiscal year ended December 31, 1999 by our Chief Executive Officer, President and Chairman of the Board, also referred to as the Named Executive Officer. No other executive officer employed by us earned salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1999. The Named Executive Officer was granted a warrant to purchase 6,000,000 shares of common stock during the fiscal year ended December 31, 1999.

                                    ANNUAL COMPENSATION       LONG-TERM COMPENSATION
                                    -------------------     --------------------------
                                                            # OF SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION               SALARY                     WARRANTS
---------------------------              --------           --------------------------
Edward S.C. Tan..................        $180,000                   6,000,000

        The directors of the Company do not receive compensation for their services as directors but may be reimbursed for their reasonable expenses for attending Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        On November 30, 1998 the Company loaned $125,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note payable upon demand which bore interest at the rate of nine percent. This promissory note was repaid in January, 1999.

        On March 31, 1999 the Company loaned $250,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note due and payable on December 31, 1999. The loan bears interest at the rate of nine percent. The unpaid balance at December 31, 1999 is $175,000.

        On May 14, 1999 the Company granted to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board a warrant exercisable up to five years from the date of issuance covering 6,000,000 shares of the Company's Common Stock at an exercise price of $5.06 per share.

        On June 2, 1999 the Company loaned $3,375,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note due and payable on December 31, 1999. The loan bears interest at the rate of nine percent. The full amount of this note is currently outstanding. The proceeds of this loan were used by Mr. Tan to purchase an aggregate 807,960 shares of the Company's Common Stock in a series of transactions made through a designee. These purchases were made between May 18, 1999 and October 15, 1999 at prices ranging from $4.15 to $5.73 per share.

        On July 1, 1999 the Company loaned $725,000 to Edward S.C. Tan, its President, Chief Executive Officer and Chairman of the Board pursuant to a promissory note due and payable on December 31, 1999. The loan bears interest at the rate of nine percent. The unpaid balance at December 31, 1999 is $550,540.

ITEM 8. LEGAL PROCEEDINGS.

        The Company is not a party to any current pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        The Company's Common Stock has been traded on the OTC Bulletin Board under the trading symbol "AMUT." The following table sets forth the high and low bid prices for the Company's Common Stock since it began trading in the fourth quarter of 1997 through the fourth quarter of 1999. The Company's Common Stock has been ineligible for listing on the OTC Bulletin Board since July 1, 1999. The quotations below reflect inter-dealer prices, with no retail mark-up, mark-down or commissions and may not represent actual transactions. The information presented has been obtained from the National Quotation Bureau, LLC.

                                              HIGH BID        LOW BID
                                              --------        -------
1997 FISCAL YEAR

Fourth Quarter                                 6               2 5/8

1998 FISCAL YEAR

First Quarter                                  3 5/8           1 1/8
Second Quarter                                 3 9/16          1 7/16
Third Quarter                                  1 7/16             3/4
Fourth Quarter                                 2 7/8           1 1/16

1999 FISCAL YEAR

First Quarter                                  1 13/16         1 3/16
Second Quarter                                 6 1/8           1 5/16
Third Quarter                                  5 3/8           4
Fourth Quarter                                 4 7/8           3 1/2

        As of December 31, 1999, there were 208 holders of record of the Company's Common Stock.

        The Company has never declared a dividend on its Common Stock, and it is anticipated that any earnings which might be available for distribution as Common Stock dividends will be retained for the Company's operations for the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

        In the three years prior to the date of filing of this Form 10, the Company has issued and sold the following unregistered securities:

(1) Issued 17,919,800 shares of common stock in exchange for certain assets at $0.01 per share on January 7, 1997 for aggregate consideration of $247,154.

(2) Issued 600,000 shares of common stock for services at $0.85 per share on April 10, 1997 for aggregate consideration of $510,000.

(3) Issued 500,000 shares of common stock for services at $0.85 per share on April 10, 1997 for aggregate consideration of $425,000.

(4) Issued 500,000 shares of common stock for services at $0.85 per share on April 10, 1997 for aggregate consideration of $425,000.

(5) Issued 2,000 shares of common stock to charity at $0.85 per share on April 10, 1997 for aggregate consideration of $1,700.

(6) Issued 20,000 shares of common stock for services at $0.85 per share on April 10, 1997 for aggregate consideration of $17,000.

(7) Issued 800,000 shares of common stock for cash through a private placement at $1.25 per share on May 1, 1997 for aggregate proceeds of $1,000,000.

(8) Issued 2,500 shares of common stock for cash at $0.86 per share on May 12, 1997 for aggregate proceeds of $2,150.

(9) Issued 24,000 shares of common stock for cash at $1.50 per share on January 12, 1998 for aggregate proceeds of $36,000.

(10) Issued 32,000 shares of common stock for cash at $1.56 per share on January 12, 1998 for aggregate proceeds of $50,000.

(11) Issued 75,000 shares of common stock for cash at $1.50 per share on January 12, 1998 for aggregate proceeds of $112,500.

(12) Issued 20,000 shares of common stock for cash at $1.50 per share on January 12, 1998 for aggregate proceeds of $30,000.

(13) Issued 46,000 shares of common stock for cash at $1.41 per share on January 12, 1998 for aggregate proceeds of $65,000.

(14) Issued 58,000 shares of common stock for cash at $1.12 per share on January 12, 1998 for aggregate proceeds of $65,000.

(15) Issued 10,000 shares of common stock for cash at $2.00 per share on March 12, 1998 for aggregate proceeds of $20,000.

(16) Issued 10,000 shares of common stock for cash at $2.00 per share on March 12, 1998 for aggregate proceeds of $20,000.

(17) Issued 30,000 shares of common stock for cash at $2.00 per share on March 12, 1998 for aggregate proceeds of $60,000.

(18) Issued 25,000 shares of common stock for cash at $2.00 per share on March 12, 1998 for aggregate proceeds of $50,000.

(19) Issued 66,666 shares of common stock for cash at $1.50 per share on March 12, 1998 for aggregate proceeds of $100,000.

(20) Issued 94,000 shares of common stock for cash at $1.12 per share on March 12, 1998 for aggregate proceeds of $105,000.

(21) Issued 16,000 shares of common stock for cash at $1.25 per share on March 12, 1998 for aggregate proceeds of $20,000.

(22) Issued 25,000 shares of common stock for cash at $2.00 per share on March 12, 1998 for aggregate proceeds of $50,000.

(23) Issued 200,000 shares of common stock for cash at $1.00 per share on March 12, 1998 for aggregate proceeds of $200,000.

(24) Issued 100,000 shares of common stock for cash at $1.25 per share on April 16, 1998 for aggregate proceeds of $125,000.

(25) Issued 6,000 shares of common stock for cash at $2.50 per share on April 16, 1998 for aggregate proceeds of $15,000.

(26) Issued 25,000 shares of common stock for cash at $1.00 per share on April 16, 1998 for aggregate proceeds of $25,000.

(27) Issued 30,000 shares of common stock for cash at $2.00 per share on April 16, 1998 for aggregate proceeds of $60,000.

(28) Issued 90,000 shares of common stock for cash at $1.00 per share on April 16, 1998 for aggregate proceeds of $90,000.

(29) Issued 1,000 shares of common stock for cash at $3.00 per share on July 16, 1998 for aggregate proceeds of $2,992.

(30) Issued 4,500 shares of common stock for cash at $3.00 per share on July 16, 1998 for aggregate proceeds of $13,490.

(31) Issued 5,000 shares of common stock for cash at $3.00 per share on July 16, 1998 for aggregate proceeds of $15,000.

(32) Issued 1,000 shares of common stock for cash at $1.00 per share on July 16, 1998 for aggregate proceeds of $1,000.

(33) Issued 1,000 shares of common stock for cash at $1.00 per share on July 16, 1998 for aggregate proceeds of $1,000.

(34) Issued 1,000 shares of common stock for cash at $1.00 per share on July 16, 1998 for aggregate proceeds of $1,000.

(35) Issued 10,000 shares of common stock for cash at $1.00 per share on July 16, 1998 for aggregate proceeds of $10,000.

(36) Issued 100,000 shares of common stock for cash at $1.00 per share on July 16, 1998 for aggregate proceeds of $100,000.

(37) Issued 40,500 shares of common stock for cash at $1.00 per share on July 16, 1998 for aggregate proceeds of $40,500.

(38) Issued 10,000 shares of common stock for cash at $3.00 per share on July 16, 1998 for aggregate proceeds of $29,994.

(39) Issued 10,000 shares of common stock for cash at $3.00 per share on July 16, 1998 for aggregate proceeds of $29,985.

(40) Issued 10,000 shares of common stock for cash at $3.00 per share on July 16, 1998 for aggregate proceeds of $29,985.

(41) Issued 120,000 shares of common stock for cash at $1.25 per share on August 3, 1998 for aggregate proceeds of $149,982.

(42) Issued 4,000 shares of common stock for cash at $1.00 per share on August 3, 1998 for aggregate proceeds of $4,000.

(43) Issued 182,000 shares of common stock for cash at $1.15 per share on July 31, 1998 for aggregate proceeds of $234,185.

(44) Issued 394,000 shares of common stock for cash at $1.15 per share on November 12, 1998 for aggregate proceeds of $429,792.

(45) Issued 28,000 shares of common stock for cash at $1.13 per share on November 12, 1998 for aggregate proceeds of $31,607.

(46) Issued 40,000 shares of common stock for cash at $1.28 per share on November 12, 1998 for aggregate proceeds of $51,250.

(47) Issued 100,000 shares of common stock for cash at $1.00 per share on November 12, 1998 for aggregate proceeds of $100,000.

(48) Issued 8,000 shares of common stock for cash at $1.25 per share on November 12, 1998 for aggregate proceeds of $9,990.

(49) Issued 20,000 shares of common stock for cash at $0.93 per share on November 12, 1998 for aggregate proceeds of $18,500.

(50) Issued 5,000 shares of common stock for cash at $0.85 per share on November 12, 1998 for aggregate proceeds of $4,250.

(51) Issued 1,000 shares of common stock for cash at $1.00 per share on November 12, 1998 for aggregate proceeds of $1,000.

(52) Issued 48,000 shares of common stock for cash at $1.23 per share on November 12, 1998 for aggregate proceeds of $59,100.

(53) Issued 10,000 shares of common stock for cash at $1.00 per share on November 12, 1998 for aggregate proceeds of $9,984.

(54) Issued 20,000 shares of common stock for cash at $1.25 per share on November 12, 1998 for aggregate proceeds of $25,000.

(55) Issued 100,000 shares of common stock for cash at $1.20 per share on November 30, 1998 for aggregate proceeds of $119,985.

(56) Issued 50,000 shares of common stock for cash at $1.00 per share on November 30, 1998 for aggregate proceeds of $50,000.

(57) Issued 400,000 shares of common stock for cash at $1.20 per share on November 30, 1998 for aggregate proceeds of $479,985.

(58) Issued 50,000 shares of common stock for cash at $1.00 per share on November 30, 1998 for aggregate proceeds of $50,000.

(59) Issued 20,000 shares of common stock for cash at $1.00 per share on November 30, 1998 for aggregate proceeds of $20,000.

(60) Issued warrants on an aggregate 3,000,000 shares of common stock to certain employees on November 5, 1998 for aggregate consideration of $243,750.

(61) Issued 100,000 shares of Preferred Stock at $5.00 per share on March 2, 1999 for aggregate proceeds of $500,000.

(62) Issued 50,000 shares of common stock for cash at $1.00 per share on March 10, 1999 for aggregate proceeds of $50,000.

(63) Issued 100,000 shares of common stock for cash at $1.00 per share on March 10, 1999 for aggregate proceeds of $100,000.

(64) Issued 110,000 shares of common stock for cash at $1.00 per share on March 10, 1999 for aggregate proceeds of $110,000.

(65) Issued 5,200 shares of common stock for cash at $1.24 per share on March 10, 1999 for aggregate proceeds of $6,441.

(66) Issued 4,000 shares of common stock for cash at $1.25 per share on March 10, 1999 for aggregate proceeds of $5,000.

(67) Issued 8,000 shares of common stock for cash at $1.00 per share on March 10, 1999 for aggregate proceeds of $8,000.

(68) Issued 12,600 shares of common stock for cash at $1.25 per share on March 10, 1999 for aggregate proceeds of $15,730.

(69) Issued 16,000 shares of common stock for cash at $1.25 per share on March 10, 1999 for aggregate proceeds of $20,000.

(70) Issued 45,000 shares of common stock for cash at $0.82 per share on March 10, 1999 for aggregate proceeds of $37,000.

(71) Issued 5,000 shares of common stock for cash at $1.00 per share on March 10, 1999 for aggregate proceeds of $5,000.

(72) Issued 10,000 shares of common stock for cash at $1.00 per share on March 10, 1999 for aggregate proceeds of $10,000.

(73) Issued 100,000 shares of Preferred Stock at $5.00 per share on March 18, 1999 for aggregate proceeds, net of commissions) of $500,000.

(74) Issued 10,000 shares of common stock for cash at $1.81 per share on March 18, 1999 for aggregate proceeds of $18,100.

(75) Issued 20,000 shares of common stock for cash at $1.25 per share on March 18, 1999 for aggregate proceeds of $25,000.

(76) Issued 1,000 shares of common stock for cash at $1.25 per share on March 18, 1999 for aggregate proceeds of $1,250.

(77) Issued 20,000 shares of common stock for cash at $0.80 per share on March 18, 1999 for aggregate proceeds of $16,000.

(78) Issued 5,000 shares of common stock for cash at $0.80 per share on March 18, 1999 for aggregate proceeds of $4,000.

(79) Issued 23,000 shares of common stock for cash at $1.81 per share on March 18, 1999 for aggregate proceeds of $41,630.

(80) Issued 100,000 shares of common stock for cash at $1.61 per share on March 18, 1999 for aggregate proceeds of $160,627.

(81) Issued 400,000 shares of common stock for cash at $2.50 per share on May 5, 1999 for aggregate proceeds of $999,982.

(82) Issued 100,000 shares of common stock for cash at $2.50 per share on May 5, 1999 for aggregate proceeds of $249,980.

(83) Issued 50,000 shares of common stock for cash at $2.50 per share on May 5, 1999 for aggregate proceeds of $124,985.

(84) Issued 1,000,000 shares of common stock for cash at $2.50 per share on May 5, 1999 for aggregate proceeds of $1,692,780.

(85) Issued 1,000,000 shares of common stock for cash at $2.50 per share on May 5, 1999 for aggregate proceeds of $1,692,780.

(86) Issued 400,000 shares of common stock for commissions on sale of common stock at $2.50 per share on May 5, 1999 for aggregate proceeds of $1,800,000.

(87) Issued 1,000,000 shares of common stock for cash at $1.00 per share on May 5, 1999 for aggregate proceeds of $999,960.

(88) Issued 500,000 shares of common stock for cash at $1.00 per share on May 5, 1999 for aggregate proceeds of $500,000.

(89) Issued 2,000 shares of common stock for cash at $1.00 per share on May 5, 1999 for aggregate proceeds of $2,000.

(90) Issued 1,000 shares of common stock for cash at $1.50 per share on May 5, 1999 for aggregate proceeds of $1,500.

(91) Issued 260,000 shares of common stock for services at $4.50 per share on May 5, 1999 for aggregate consideration of $1,170,000.

(92) Issued 3,000 shares of common stock for cash at $1.50 per share on May 5, 1999 for aggregate proceeds of $4,500.

(93) Issued 3,000 shares of common stock for cash at $1.50 per share on May 5, 1999 for aggregate proceeds of $4,500.

(94) Issued 4,000 shares of common stock for cash at $1.50 per share on May 5, 1999 for aggregate proceeds of $6,000.

(95) Issued 1,450,000 shares of common stock for cash at $2.50 per share on May 5, 1999 for aggregate proceeds of $2,588,707.

(96) Issued 1,000,000 shares of common stock for cash at $1.00 per share on May 5, 1999 for aggregate proceeds of $1,000,000.

(97) Issued 1,000,000 shares of common stock for cash at $0.25 per share on May 5, 1999 for aggregate proceeds of $249,985.

(98) Issued 2,000 shares of common stock for commissions on sale of common stock at $5.44 per share on June 8, 1999 for aggregate proceeds of $10,875.

(99) Issued 4,000,000 shares of common stock for cash at $2.50 per share on June 8, 1999, net of commissions for aggregate proceeds of $8,682,403.

(100) Issued 20,000 shares of common stock for cash at $2.50 per share on June 8, 1999 for aggregate proceeds of $49,980.

(101) Issued 10,000 shares of common stock for cash at $2.50 per share on June 8, 1999 for aggregate proceeds of $25,994.

(102) Issued 20,000 shares of common stock for commissions on sale of common stock at $5.44 per share on June 8, 1999 for aggregate proceeds of $108,800.

(103) Issued 123,000 shares of common stock for commissions on sale of common stock at $5.44 per share on June 8, 1999 for aggregate proceeds of $669,120.

(104) Issued 204,500 shares of common stock for cash at $2.50 per share on June 8, 1999 for aggregate proceeds of $511,250.

(105) Issued 58,300 shares of common stock for cash at $2.50 per share on June 8, 1999 for aggregate proceeds of $125,750.

(106) Issued 277,000 shares of common stock for commissions on sale of common stock at $5.44 per share on June 8, 1999 for aggregate proceeds of $1,506,880.

(107) Issued 800,000 shares of common stock for cash at $2.50 per share on June 8, 1999 for aggregate proceeds of $1,492,453.

(108) Issued 198,900 shares of common stock for commissions on sale of common stock at $4.88 per share on September 8, 1999 for aggregate proceeds of $969,638.

(109) Issued 29,900 shares of common stock for commissions on sale of common stock at $2.38 per share on September 8, 1999.

(110) Issued 500 shares of common stock for cash at $2.50 per share on September 8, 1999 for aggregate proceeds of $1,250.

(111) Issued 30,000 shares of common stock for cash at $2.50 per share on September 8, 1999 for aggregate proceeds of $75,000.

(112) Issued 30,000 shares of common stock for cash at $2.50 per share on September 8, 1999 for aggregate proceeds of $75,000.

(113) Issued 1,000 shares of common stock for cash at $2.50 per share on September 15, 1999 for aggregate proceeds of $2,500.

(114) Issued 4,000 shares of common stock for cash at $2.50 per share on October 31, 1999 for aggregate consideration of $10,000.

        Unless otherwise noted, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D or Regulation S promulgated thereunder as transactions by an issuer not involving a public offering.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, each with no par value. As of December 31, 1999, there were 37,647,866 shares of Common Stock outstanding which were held of record by 208 shareholders and 200,000 shares of Preferred Stock outstanding.

        The following summary description of all of the material terms relating to the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and bylaws. The Company's Articles of Incorporation and bylaws are included as exhibits to this Form 10.

COMMON STOCK

        The Company's common shareholders receive one vote for each share held on all matters upon which shareholders have the right to vote. The Company's common shareholders are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon a dissolution, the Company's common shareholders are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference if any, of any preferred stock then outstanding.

        The Company's common shareholders have dissenters' rights to appraisal with respect to their shares as provided by statute in connection with certain types of merger or share exchange transactions. Dissenters' rights are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares. The Company's common shareholders do not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

PREFERRED STOCK

        The Company's preferred shareholders receive one vote for each preferred share held on all matters upon which the Company's shareholders have the right to vote. The Company's preferred shareholders are entitled to receive, in addition to all dividends offered to holders of the Company's common stock, when, if and as declared by the Board of Directors, out of funds legally available therefore and in preference to any dividends on common stock: (i) in the year 2000, a dividend of $1.50 per share of preferred stock held, up to a maximum aggregate dividend payable by the Company of $6,000,000; (ii) in the year 2001, a dividend of $2.50 per share of preferred stock held, up to a maximum aggregate dividend payable by the Company of $10,000,000; and (iii) in the year 2002, a dividend of $3.50 per share of preferred stock held, up to a maximum aggregate dividend payable by the Company of $14,000,000. Dividends on the Company's preferred stock are cumulative and the right to such dividends shall accrue to holders of preferred stock until declared by the Board of Directors. Each share of the Company's preferred stock is convertible at any time, at the option of the holder thereof, into two (2) shares of the Company's common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company's Articles of Incorporation provide that the Company's directors shall not have personal liability arising out of action by or in the right of the Company or otherwise for monetary damages for breach of any duty as a director; except as to (i) acts or omissions that such director at the time of such breach knew of believed were clearly in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the North Carolina Business Corporation Act (the "NCBCA") or any successor provision, (iii) any transaction from which such director derived an improper personal benefit or
(iv) acts or omissions occurring prior to the date of the effectiveness of the Articles of Incorporation. "Improper personal benefit" is defined so as not to include a director's reasonable compensation or other reasonable incidental benefit for or on account of his or her services as a director, officer, employee, independent contractor, attorney or consultant of the Company.

        In general, Sections 55-8-50 through 55-8-58 of the NCBCA allow a corporation to indemnify its directors, officers, employees or agents under nonexclusive statutory and nonstatutory schemes of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person is or was a director, officer, agent or employee of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assesses with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (x) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (y) that in all other cases his conduct at least was not opposed to the corporation's best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

        Section 55-8-57 of the NCBCA permits a corporation to include in its articles of incorporation or bylaws a provision indemnifying any of its directors, officers, employees or agents against liability and expenses (including attorneys' fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses such person may incur on account of activities that were clearly in conflict with the best interests of the corporation. The Company's bylaws provide for indemnification to the fullest extent permitted under the NCBCA.

        Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the Articles of Incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56. The Company's Articles of Incorporation do not contain any prohibition of this type of indemnification.

        Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. Our directors and officers are not currently covered under such directors' and officers' insurance policies.

        The foregoing summaries of North Carolina law dealing with indemnification of directors and officers are not intended to be complete descriptions of the relevant statutory provisions. They are qualified in their entirety by reference to Sections 55-8-50 through 55-8-58 of the NCBCA, which contain the specific indemnification provisions.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Multiplexer Corporation

        We have audited the accompanying balance sheets of American Multiplexer Corporation (a development stage company) as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, and for the period January 1, 1997 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Multiplexer Corporation (a development stage company) as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, and for the period January 1, 1997 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


GRANT THORNTON LLP


San Francisco, California
March 16, 2000

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                                 BALANCE SHEETS
                                  December 31,

                                     ASSETS

                                                           1998              1999
                                                       ------------      ------------
CURRENT ASSETS
  Cash and cash equivalents                            $      5,661      $ 15,306,130
  Accounts receivable                                         9,043             7,001

  Prepaid expenses
                                                             27,658           100,011

  Notes receivable from stockholder                         125,000                --

  Interest receivable                                       216,126                --

  Inventory                                                  50,000             2,387
                                                       ------------      ------------
      Total current assets                                  217,362        15,631,655

PROPERTY AND EQUIPMENT, NET                                 465,922         2,568,510

Other noncurrent assets                                      29,004            57,422
                                                       ------------      ------------
                                                       $    712,288      $ 18,257,587
                                                       ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                     $    165,181      $    672,160
  Accrued liabilities                                       300,000            38,775
  Deposit received in advance for purchase
    of common stock                                          41,630                --
                                                       ------------      ------------
      Total current liabilities                             506,811           710,935

STOCKHOLDERS' EQUITY
  Preferred stock - authorized 10,000,000 shares,
    no par value; issued and outstanding,
    200,000 shares in 1999                                       --           821,238
  Common stock - authorized 50,000,000 shares,
    no par value; issued and outstanding shares:
    1998, 23,120,966; and 1999, 37,647,866                6,293,810        42,274,302
  Accumulated deficit during the development stage       (6,088,333)      (19,448,348)
  Notes receivable from stockholders                             --        (6,100,540)
                                                       ------------      ------------
      Total stockholders' equity                            205,477        17,546,652
                                                       ------------      ------------
                                                       $    712,288      $ 18,257,587
                                                       ============      ============

The accompanying notes are an integral part of these statements.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                            STATEMENTS OF OPERATIONS

                                                                                                 CUMULATIVE
                                                                                                    FROM
                                                                                                  JANUARY 1,
                                                        YEAR ENDED DECEMBER 31,                  1997 THROUGH
                                           ------------------------------------------------      DECEMBER 31,
                                               1997              1998              1999              1999
                                           ------------      ------------      ------------      ------------
Net sales                                  $         --      $         --      $         --      $         --

Operating expenses
   Selling and marketing                      1,715,649           586,529         3,214,723         5,516,901
   General and administrative                   520,151         1,188,071         6,246,080         7,954,302
   Research and development                     306,637           507,082         4,653,240         5,466,959
   Write down of inventory                           --         1,282,975                --         1,282,975
                                           ------------      ------------      ------------      ------------
                                              2,542,437         3,564,657        14,114,043        20,221,137
                                           ------------      ------------      ------------      ------------
      Operating loss                         (2,542,437)       (3,564,657)      (14,114,043)      (20,221,137)

Interest income                                      --                --           671,088           671,088
Other income                                      3,200            15,561            82,940           101,701
                                           ------------      ------------      ------------      ------------
      NET LOSS                             $ (2,539,237)     $ (3,549,096)      (13,360,015)     $(19,448,348)
                                           ============      ============      ============      ============

Net loss attributable to common shares
      Net loss                             $ (2,539,237)     $ (3,549,096)     $(13,360,015)     $(19,448,348)
      Preferred dividends                            --                --          (326,087)         (326,087)
                                           ------------      ------------      ------------      ------------
                                           $ (2,539,237)     $ (3,549,096)      (13,686,102)     $(19,774,435)
                                           ============      ============      ============      ============

Basic and diluted net loss per share       $      (0.13)     $      (0.16)     $      (0.43)     $      (0.81)
                                           ============      ============      ============      ============
Shares used in calculation of net loss
   per share                                 19,671,300        21,589,772        31,870,966        24,351,496
                                           ============      ============      ============      ============

The accompanying notes are an integral part of these statements.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                  Years ended December 31, 1997, 1998 and 1999


                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Balance at January 1, 1997                    --   $     --           --   $        --   $         --   $        --   $         --

Issuance of common stock in exchange
  for certain assets of $0.01 per
  share on 01/07/1997                         --         --   17,919,800       247,154             --            --        247,154
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --      600,000       510,000             --            --        510,000
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --      500,000       425,000             --            --        425,000
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --      500,000       425,000             --            --        425,000
Issuance of common stock to charity
  at $0.85 per share on 04/10/1997            --         --        2,000         1,700             --            --          1,700
Issuance of common stock for
  services at $0.85 per share
  on 04/10/1997                               --         --       20,000        17,000             --            --         17,000
Issuance of common stock for cash
  through a private placement at
  $1.25 per share on 05/01/1997               --         --      800,000     1,000,000             --            --      1,000,000
Issuance of common stock for cash at
  $0.86 per share on 05/12/1997               --         --        2,500         2,150             --            --          2,150
Net loss                                      --         --           --            --     (2,539,237)           --     (2,539,237)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------

Balance at December 31, 1997                  --         --   20,344,300     2,628,004     (2,539,237)           --         88,767

Issuance of common stock for cash at
  $1.50 per share on 01/12/1998               --         --       24,000        36,000             --            --         36,000
Issuance of common stock for cash at
  $1.56 per share on 01/12/1998               --         --       32,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.50 per share on 01/12/1998               --         --       75,000       112,500             --            --        112,500
Issuance of common stock for cash at
  $1.50 per share on 01/12/1998               --         --       20,000        30,000             --            --         30,000
Issuance of common stock for cash at
  $1.41 per share on 01/12/1998               --         --       46,000        65,000             --            --         65,000
Issuance of common stock for cash at
  $1.12 per share on 01/12/1998               --         --       58,000        65,000             --            --         65,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       10,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       10,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       30,000        60,000             --            --         60,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       25,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.50 per share on 03/12/1998               --         --       66,666       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.12 per share on 03/12/1998               --         --       94,000       105,000             --            --        105,000
Issuance of common stock for cash at
  $1.25 per share on 03/12/1998               --         --       16,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $2.00 per share on 03/12/1998               --         --       25,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.00 per share on 03/12/1998               --         --      200,000       200,000             --            --        200,000
Issuance of common stock for cash at
  $1.25 per share on 04/16/1998               --         --      100,000       125,000             --            --        125,000
Issuance of common stock for cash at
  $2.50 per share on 04/16/1998               --         --        6,000        15,000             --            --         15,000
Issuance of common stock for cash at
  $1.00 per share on 04/16/1998               --         --       25,000        25,000             --            --         25,000
Issuance of common stock for cash at
  $2.00 per share on 04/16/1998               --         --       30,000        60,000             --            --         60,000
Issuance of common stock for cash at
  $1.00 per share on 04/16/1998               --         --       90,000        90,000             --            --         90,000

                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --        1,000         2,992             --            --          2,992
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --        4,500        13,490             --            --         13,490
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --        5,000        15,000             --            --         15,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --       10,000        10,000             --            --         10,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --      100,000       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.00 per share on 07/16/1998               --         --       40,500        40,500             --            --         40,500
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --       10,000        29,994             --            --         29,994
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --       10,000        29,985             --            --         29,985
Issuance of common stock for cash at
  $3.00 per share on 07/16/1998               --         --       10,000        29,985             --            --         29,985
Issuance of common stock for cash at
  $1.25 per share on 08/03/1998               --         --      120,000       149,982             --            --        149,982
Issuance of common stock for cash at
  $1.00 per share on 08/03/1998               --         --        4,000         4,000             --            --          4,000
Issuance of common stock for cash at
  $1.15 per share on 07/31/1998               --         --      182,000       234,185             --            --        234,185
Issuance of common stock for cash at
  $1.15 per share on 11/12/1998               --         --      394,000       429,792             --            --        429,792
Issuance of common stock for cash at
  $1.13 per share on 11/12/1998               --         --       28,000        31,607             --            --         31,607
Issuance of common stock for cash at
  $1.28 per share on 11/12/1998               --         --       40,000        51,250             --            --         51,250
Issuance of common stock for cash at
  $1.00 per share on 11/12/1998               --         --      100,000       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.25 per share on 11/12/1998               --         --        8,000         9,990             --            --          9,990
Issuance of common stock for cash at
  $0.93 per share on 11/12/1998               --         --       20,000        18,500             --            --         18,500
Issuance of common stock for cash at
  $0.85 per share on 11/12/1998               --         --        5,000         4,250             --            --          4,250
Issuance of common stock for cash at
  $1.00 per share on 11/12/1998               --         --        1,000         1,000             --            --          1,000
Issuance of common stock for cash at
  $1.23 per share on 11/12/1998               --         --       48,000        59,100             --            --         59,100
Issuance of common stock for cash at
  $1.00 per share on 11/12/1998               --         --       10,000         9,984             --            --          9,984
Issuance of common stock for cash at
  $1.25 per share on 11/12/1998               --         --       20,000        25,000             --            --         25,000
Issuance of common stock for cash at
  $1.20 per share on 11/30/1998               --         --      100,000       119,985             --            --        119,985
Issuance of common stock for cash at
  $1.00 per share on 11/30/1998               --         --       50,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.20 per share on 11/30/1998               --         --      400,000       479,985             --            --        479,985
Issuance of common stock for cash at
  $1.00 per share on 11/30/1998               --         --       50,000        50,000             --            --         50,000
Issuance of common stock for cash at
  $1.00 per share on 11/30/1998               --         --       20,000        20,000             --            --         20,000
Issuance of common stock warrants on
  11/05/1998                                  --         --           --       243,750            --             --        243,750
Net loss                                      --         --           --            --     (3,549,096)           --     (3,549,096)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------

Balance at December 31, 1998                  --         --   23,120,966     6,293,810     (6,088,333)           --        205,477

Issuance of preferred stock for cash
  at $5.00 per share on 03/02/99         100,000    500,000           --            --             --            --        500,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --       50,000        50,000             --            --         50,000

                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --      100,000       100,000             --            --        100,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --      110,000       110,000             --            --        110,000
Issuance of common stock for cash at
  $1.24 per share on 03/10/1999               --         --        5,200         6,441             --            --          6,441
Issuance of common stock for cash at
  $1.25 per share on 03/10/1999               --         --        4,000         5,000             --            --          5,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --        8,000         8,000             --            --          8,000
Issuance of common stock for cash at
  $1.25 per share on 03/10/1999               --         --       12,600        15,730             --            --         15,730
Issuance of common stock for cash at
  $1.25 per share on 03/10/1999               --         --       16,000        20,000             --            --         20,000
Issuance of common stock for cash at
  $0.82 per share on 03/10/1999               --         --       45,000        37,000             --            --         37,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --        5,000         5,000             --            --          5,000
Issuance of common stock for cash at
  $1.00 per share on 03/10/1999               --         --       10,000        10,000             --            --         10,000
Issuance of common stock for cash at
  $1.81 per share on 03/18/1999               --         --       10,000        18,100             --            --         18,100
Issuance of common stock for cash at
  $1.25 per share on 03/18/1999               --         --       20,000        25,000             --            --         25,000
Issuance of common stock for cash at
  $1.25 per share on 03/18/1999               --         --        1,000         1,250             --            --          1,250
Issuance of common stock for cash at
  $0.80 per share on 03/18/1999               --         --       20,000        16,000             --            --         16,000
Issuance of common stock for cash at
  $0.80 per share on 03/18/1999               --         --        5,000         4,000             --            --          4,000
Issuance of common stock for cash at
  $1.81 per share on 03/18/1999               --         --       23,000        41,630             --            --         41,630
Issuance of common stock for cash at
  $1.61 per share on 03/18/1999               --         --      100,000       160,627             --            --        160,627
Issuance of preferred stock for cash
 (net of commissions) at $5.00 per
 share on 03/18/99                       100,000    321,238           --            --             --            --        321,238
Issuance of common stock for cash at
  $2.50 per share on 05/05/1999               --         --      400,000       999,982             --            --        999,982
Issuance of common stock for cash at
  $2.50 per share on 05/05/1999               --         --      100,000       249,980             --            --        249,980
Issuance of common stock for cash at
  $2.50 per share on 05/05/1999               --         --       50,000       124,985             --            --        124,985
Issuance of common stock for cash
  (net of commissions) at $2.50 per
  share on 05/05/1999                         --         --    1,000,000     1,692,780             --            --      1,692,780
Issuance of common stock for cash
  (net of commissions) at $2.50 per
  share on 05/05/1999                         --         --    1,000,000     1,692,780             --            --      1,692,780
Issuance of common stock for
  commissions on sale of common stock
  at $4.50 per share on 05/05/1999            --         --      400,000     1,800,000             --            --      1,800,000
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --    1,000,000       999,960             --            --        999,960
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --      500,000       500,000             --            --        500,000
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --        2,000         2,000             --            --          2,000
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        1,000         1,500             --            --          1,500
Issuance of common stock for services
  at $4.50 per share on 05/05/1999            --         --      260,000     1,170,000             --            --      1,170,000
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        3,000         4,500             --            --          4,500
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        3,000         4,500             --            --          4,500
Issuance of common stock for cash at
  $1.50 per share on 05/05/1999               --         --        4,000         6,000             --            --          6,000
Issuance of common stock for cash
  (net of commissions) at $2.50 per
  share on 05/05/1999                         --         --    1,450,000     2,588,707             --            --      2,588,707
Issuance of common stock for cash at
  $1.00 per share on 05/05/1999               --         --    1,000,000     1,000,000             --            --      1,000,000
Issuance of common stock for cash at
  $0.25 per share on 05/05/1999               --         --    1,000,000       249,985             --            --        249,985

                                                                                                          NOTES
                                           PREFERRED STOCK             COMMON STOCK                     RECEIVABLE
                                         ------------------   ------------------------   ACCUMULATED       FROM
                                         SHARES     AMOUNT      SHARES       AMOUNT        DEFICIT      SHAREHOLDER      TOTAL
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Issuance of common stock for
 commissions on sale of common stock
 at $5.44 per share on 06/08/1999             --         --        2,000        10,875             --            --         10,875
Issuance of common stock for cash at
 $2.50 per share on 06/08/1999,
  net of commissions                          --         --    4,000,000     8,682,403             --            --      8,682,403
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --       20,000        49,980             --            --         49,980
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --       10,000        25,994             --            --         25,994
Issuance of common stock for
  commissions on sale of common stock
  at $5.44 per share on 06/08/1999            --         --       20,000       108,800             --            --        108,800
Issuance of common stock for
  commissions on sale of common stock
  at $5.44 per share on 06/08/1999            --         --      123,000       669,120             --            --        669,120
Issuance of common stock for cash at
 $2.50 per share on 06/08/1999                --         --      204,500       511,250             --            --        511,250
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --       58,300       125,750             --            --        125,750
Issuance of common stock for
  commissions on sale of common stock
  at $5.44 per share on 06/08/1999            --         --      277,000     1,506,880             --            --      1,506,880
Issuance of common stock for cash at
  $2.50 per share on 06/08/1999               --         --      800,000     1,492,453             --            --      1,492,453
Issuance of common stock for
  commissions on sale of common stock
  at $4.88 per share on 09/08/1999            --         --      198,900       969,638             --            --        969,638
Issuance of common stock for
  commissions on sale of common stock
  at $4.88 per share on 09/08/1999            --         --       29,900       145,912             --            --        145,912
Issuance of common stock for cash at
  $2.50 per share on 09/08/1999               --         --          500         1,250             --            --          1,250
Issuance of common stock for cash at
  $2.50 per share on 09/08/1999               --         --       30,000        75,000             --            --         75,000
Issuance of common stock for cash at
  $2.50 per share on 09/08/1999               --         --       30,000        75,000             --            --         75,000
Issuance of common stock for cash at
  $2.50 per share on 09/15/1999               --         --        1,000         2,500             --            --          2,500
Issuance of common stock warrants             --         --           --     7,796,250             --            --      7,796,250
Issuance of common stock for cash at
  $2.50 per share on 10/31/99                 --         --        4,000        10,000             --            --         10,000
Net loss                                      --         --           --            --    (13,360,015)           --    (13,360,015)
Note receivable from shareholders             --         --           --            --             --    (6,100,540)    (6,100,540)
                                         -------   --------   ----------   -----------   ------------   -----------   ------------
Balance at December 31, 1999             200,000   $821,238   37,647,866   $42,274,303   $(19,448,348)  $(6,100,540)  $ 17,546,652
                                         =======   ========   ==========   ===========   ============   ===========   ============


The accompanying notes are an integral part of this statement.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                            STATEMENTS OF CASH FLOWS

                                                                                                               CUMULATIVE
                                                                                                                  FROM
                                                                            YEAR ENDED                       JANUARY 1, 1997
                                                                           DECEMBER 31,                         THROUGH
                                                          ----------------------------------------------      DECEMBER 31,
                                                             1997             1998              1999              1999
                                                          -----------      -----------      ------------      ------------
Increase (decrease) in cash
Cash flows from operating activities
  Net loss                                                $(2,539,237)     $(3,549,096)     $(13,360,015)     $(19,448,348)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      Depreciation and amortization                            26,914           31,548           228,318           286,780
        Write down of intangible assets                            --           80,000                --            80,000
        Write down of inventory                                    --        1,282,976            47,613         1,330,589
        Write down of purchased in-process
         research and development                                  --          406,000                --           406,000
        Provision for bad debts                                    --          331,500                --           331,500
        Common stock issued for services                    1,377,000               --         1,170,000         2,547,000
        Common stock warrants issued for compensation              --          243,750         7,796,250         8,040,000
        Common stock issued to charity                          1,700               --                --             1,700
        Changes in operating assets and liabilities:
        Accounts receivable                                    (6,749)        (333,794)            2,042          (338,501)
        Interest receivable                                        --               --          (216,126)         (216,126)
        Inventory                                            (569,755)        (753,657)               --        (1,323,412)
        Prepaid expenses                                           --          (27,658)          (72,353)         (100,011)
        Other noncurrent assets                                    --          (29,004)          (28,418)          (57,422)
        Accounts payable                                      504,773         (339,592)          506,979           672,160
        Accrued liabilities                                        --          300,000          (261,225)           38,775
                                                          -----------      -----------      ------------      ------------
        Net cash used in operating                         (1,205,354)      (2,357,027)       (4,186,935)       (7,749,316)

Cash flows from investing activities
  Purchase of in-process research and development                  --         (406,000)               --          (406,000)
  Purchase of property and equipment                          (38,359)        (441,025)       (2,330,906)       (2,810,290)
  Advance on notes receivable from shareholder               (100,000)         (25,000)               --          (125,000)
                                                          -----------      -----------      ------------      ------------
        Net cash used in investing activities                (138,359)        (872,025)       (2,330,906)       (3,341,290)

Cash flows from financing activities
  Proceeds from issuance of common stock                    1,114,740        3,422,056        27,014,242        31,551,038
  Proceeds from issuance of preferred stock                        --               --           821,238           821,238
  Advance on notes receivable from shareholder-net                 --               --        (5,975,540)       (5,975,540)
  Cash deposit received for sale of common stock              230,000         (188,370)          (41,630)               --
                                                          -----------      -----------      ------------      ------------
        Net cash provided by financing activities           1,344,740        3,233,686        21,818,310        26,396,736
                                                          -----------      -----------      ------------      ------------

        NET INCREASE IN CASH                                    1,027            4,634        15,300,469        15,306,130

Cash at beginning of period                                        --            1,027             5,661                --
                                                          -----------      -----------      ------------      ------------
Cash and cash equivalents at end of period                $     1,027      $     5,661      $ 15,306,130      $ 15,306,130
                                                          ===========      ===========      ============      ============

Supplemental cash flow disclosures
  Cash paid for interest                                  $       324      $     3,354      $         --      $         --
  Cash paid for income taxes                              $       800      $       800      $        800      $      2,400

Supplemental schedule of noncash and
  financing activities
    Issuance of common stock in 1997 in
      exchange for cash of $112,590 and:
        Inventory                                         $     9,564
        Equipment                                              25,000
        Intellectual property                                 100,000


The accompanying notes are an integral part of these statements.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        American Multiplexer Corporation (the "Company"), a development stage company, was incorporated on April 16, 1996 and had no activities through December 31, 1996. In January 1997, the Company commenced operations through the issuance of 17,919,800 shares of common stock in exchange for certain assets and rights to the product, the MUX-6 Multiplexer. The Multiplexer was designed to expand underground cable capacity by allowing six different telephone numbers to be carried on a single pair of copper wire. In 1998, the Company abandoned the marketing of the MUX-6 Multiplexer and has refocused its efforts in the area of satellite communications.

        The Company will provide high speed Internet access and broadband interactive services for corporate, institutional and Small Office Home Office ("SOHO") users through its satellite and terrestrial based network.

        A summary of the Company's significant accounting policies follows:

Basis of Presentation

        The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is a development stage company and has not generated any revenues and has net losses since inception through December 31, 1999. The Company's continued existence is ultimately dependent upon its ability to use the funds to develop and market services and the success of future operations. There can be no assurance that the Company will achieve profitability or positive cash flow from operations.

Cash and Cash Equivalents

        All liquid investments instruments with an original maturity of three months or less are considered cash equivalents.

        The Company maintains cash balances, which exceed federally insured limits, at financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk or loss.

Inventory

        Inventory is stated at the lower of cost (first-in, first-out method) or market. All inventory as of December 31, 1999, was reduced to salvage value as it related to products that are no longer being developed.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

        Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated lives of three to ten years. Maintenance and repairs are charged to operations as incurred.

Research and Development

        Research and development costs are expensed as incurred.

Income Taxes

        Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using current enacted tax rates. A valuation allowance is established if it is likely that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

        The fair value of cash, accounts receivable, notes receivable, accounts payable and accrued liabilities approximate carrying value due to the short-term nature of such instruments.

Long-Lived Assets

        The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of, which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to review the recoverability of all intangible assets at a minimum on an annual basis and, in addition, whenever events or changes indicate that the carrying amount of an asset may not be recoverable.

Basic and Diluted Net Loss Per Share

        Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, due to the Company's net loss position for all periods presented, diluted loss per share excludes common equivalent shares, as their effect is anti-dilutive (See Notes F, G and H).

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principle Board Opinion No. 25, "Accounting For Stock Issued to Employees."

Stock Pricing

        All per share sales prices for the Company's common and preferred stock were approved by the Board of Directors of the Company.

Recently Issued Accounting Standards

        In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from non-owned sources and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company has no comprehensive income items to report for the period from January 1, 1997 (inception) to December 1999. The Company currently has no reportable segments under SFAS No. 131.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133, as amended by SFAS No. 137, is effective for the Company in fiscal 2001. Although the Company has not fully assessed the implications of SFAS Nos. 133 and 137, the Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

NOTE B - PROPERTY AND EQUIPMENT

        Property and equipment comprise the following as of December 31:

                                             1998           1999
                                          ----------     ----------
        Automobile                        $   25,000     $    5,000
        Equipment                            438,145      2,370,510
        Furniture and fixtures                41,239        459,780
                                          ----------     ----------
                                             504,384      2,835,290
        Less accumulated depreciation         38,462        266,780
                                          ----------     ----------

                                          $  465,922     $2,568,510
                                          ==========     ==========

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE C - PURCHASE OF CERTAIN ASSETS

        During November 1998, the Company purchased certain assets from a company that was controlled by the courts under Chapter 7 bankruptcy proceedings. The total purchase price was $805,000. Of this amount, $505,000 was paid in November 1998, and the balance was paid by June 30, 1999. The purchase price was allocated among equipment, furniture and in-process research and development.

        At the time of purchase, the Company determined that the technological feasibility of the purchased research and development had not yet been established and that such technology had no future alternative uses. As such, the Company expensed all of the purchased in-process research and development.

NOTE D - INCOME TAXES

        The components of the net deferred tax assets are as follows as of December 31:

                                               1998             1999
                                            -----------      -----------
        Net operating loss carryforward     $ 2,192,000      $ 2,278,000
        Compensation expense-common
          stock warrants                        100,000               --
        Accrued expenses                             --           16,000
        Valuation allowance                  (2,292,000)      (2,294,000)
                                            -----------      -----------
                                            $        --      $        --
                                            ===========      ===========

        At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $6,060,000 and $3,030,000, respectively, available to offset future taxable income. The Company's federal and state net operating loss carryforwards expire through 2019 and 2004, respectively. The increase in the valuation allowance for deferred tax assets increased $1,360,000 in 1998 and $2,000 in 1999.

        The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined, utilization of the carryforwards could be restricted.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE E - RELATED PARTY TRANSACTIONS

        Stockholder notes receivable balances as of December 31 are as follows:

                                                                    1998          1999
                                                                  --------     ----------
Demand note receivable in the amount of $125,000                  $125,000     $       --

Demand note receivable in the amount of $250,000, bearing
    interest at 9% per annum                                            --        175,000

Note receivable in the amount of $3,375,000, due and payable
    on June 30, 2000, bearing interest at 9% per annum                  --      3,375,000

Note receivable in the amount of $725,000, due and payable on
    June 30, 2000, bearing interest at 9% per annum                     --        550,540

Note receivable in the amount of $2,000,000, due and payable
    on June 30, 2000, bearing interest at 9% per annum                  --      2,000,000
                                                                  --------     ----------
         Total                                                    $125,000     $6,100,540
                                                                  ========     ==========

NOTE F - PREFERRED STOCK

        The Company has authorized the issuance of 10,000,000 shares of Series A Preferred Stock ("the Preferred shares"). The Preferred shares have no par value and may be converted into two shares of the Company's common stock at any time subsequent to issuance. The Preferred shares are entitled to cumulative dividends, payable only when, if and as declared by the Board of Directors of the Company, which are cumulative, at a rate of $1.50, $2.50 and $3.50 per share for the years ending December 31, 2000, 2001 and 2002, respectively. Additionally, Preferred shareholders are entitled to the full amount of any common stock dividends. The Preferred shares have full voting privileges with regard to matters submitted to the shareholders for a vote and, with proper notice, have the right to cumulate votes for the election of Directors of the Company. In calculating the loss per share effect of the preferred dividends, the total of all cumulative dividends will be allocated over the period from the date of issuance through December 31, 2002.

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE G - STOCK WARRANTS

        In November 1998 the Company issued warrants for the purchase of 3,000,000 shares of common stock to three employees of the Company. The exercise price of each warrant is $1.00 per share of common stock and can be exercised up to three years from date of vesting. Warrants to purchase 1,500,000 shares of common stock are exercisable upon the Company's common stock price reaching certain price levels ("price warrants") and warrants to purchase 1,500,000 shares of common stock are exercisable upon the Company reaching certain milestones related to the development and marketing of certain product lines and service ("milestone warrants"). Once the contingencies have been satisfied, the warrants vest and can be exercised over three years. During 1998 and 1999, 300,000 and 900,000, respectively, of the price warrants vested as certain price levels were reached. Also during 1999, 1,500,000 of the milestone warrants vested as all developing and marketing milestones were reached during the year. The total expense recorded for the vested warrants was $243,730 in 1998 and $7,796,250 in 1999.

        In May 1999, the Company issued warrants to purchase 6,000,000 shares of common stock to an officer of the company. The warrants entitle the holder to purchase one share of common stock at $5.06 per share, which is equal to the fair value per share of common stock at the date of issue. At December 31, 1999, all of the warrants were outstanding and exercisable at any time through May 14, 2004.

NOTE H - STOCK OPTION PLAN

        In February 1999, the Board of Directors approved a stock option plan (the "Plan") intended to qualify as an incentive stock option plan as defined in
Section 422 of the Internal Revenue Code. The Plan is accounted for under the provisions of APB No. 25 and generally provides that exercise prices will not be less than fair market value per share on the date the option is granted. Options granted prior to adoption of the Plan were issued at fair market value. Therefore, no compensation cost has been recognized for the options granted. The options are exercisable cumulatively, to the extent of 25% on the one-year anniversary date and an additional 1/36 on the last day of each calendar month.

        Had compensation cost for the options granted been determined based on the fair value of the options at the grant dates consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net losses would have been increased to the pro forma amounts indicated below.

                                                                Year ended December 31,
                                                             -----------------------------
                                                                1998              1999
                                                             -----------      ------------
    Net loss: applicable to common stockholders
        As reported                                          $(3,549,096)     $(13,686,102)
        Pro forma                                            $(3,831,741)     $(17,348,403)
    Net loss per share applicable to common stockholders
        As reported                                          $     (0.16)     $      (0.43)
        Pro forma                                            $     (0.18)     $      (0.54)

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE H - STOCK OPTION PLAN (continued)

        The fair value of each option grant is determined on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used: no expected dividends: expected volatility of 109%; risk-free interest rate of 6%; an expected forfeiture rate of zero; and expected lives of 10 years. A summary of the status of the options outstanding is presented as follows:

                                                                                        Weighted
                                                                                        Average
                                                                        Shares       Exercise Price
                                                                       ---------     --------------
       Outstanding at January 1, 1998                                         --         $  --
       Granted (weighted average fair value per share, $1.22)            700,000          1.54
                                                                       ---------         -----
       Outstanding at December 31, 1998                                  700,000          1.54

       Granted (weighted average fair value per share, $3.68)            886,000          3.92
       Forfeited                                                        (110,000)         4.99
                                                                       ---------         -----
       Outstanding at December 31, 1999                                1,476,000         $2.71
                                                                       =========         =====

        The following information applies to options outstanding at December 31, 1999. No options are exercisable at December 31, 1999.

                            Number         Remaining
             Exercise    outstanding      Contractual     Weighted Average
              Price      at 12/31/99    Life (in years)    Exercise Price
            ----------   -----------    ---------------   ----------------
            $1.00           450,000          8.83              $1.00
             1.56-1.88      216,000          9.15               1.76
             2.88           100,000          9.08               2.88
             3.06-3.38       60,000          8.88               3.11
             4.00-4.31      575,000          9.72               4.04
             4.62-4.87       35,000          9.65               4.79
             5.00-5.12       40,000          9.54               5.06
                          ---------          ----              -----
                          1,476,000          9.28              $2.71
                          =========          ====              =====

                        AMERICAN MULTIPLEXER CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS (continued)

                        December 31, 1999, 1998 and 1997


NOTE I - RETIREMENT PLAN

        On January 1, 1999, the Company adopted the AMC 401(k) Plan (the "Plan") which is a standardized profit sharing and trust under section 401(k) of the Internal Revenue Code. The Plan allows for employees with at least six months of service, to contribute to the Plan the maximum amount of salary as permitted under Section 401(k). The Company may make discretionary contributions to the Plan. All such contributions are 100% vested at the time the contribution is made. Employees can borrow against their account balances for hardship or financial necessity for a minimum of $1,000 and a maximum of $50,000. Upon the retirement age of 60, employees receive a lump sum distribution of their account value. In 1999, the Company contributed $57,584 to the Plan.

NOTE J - COMMITMENTS

        The Company is presently leasing office space under leases expiring at various dates through 2003. Rent expense was $322,050, $82,965 and $34,551 for the years ended December 31, 1999, 1998 and 1997, respectively.

        The Company is presently leasing signal conduction via satellite service. The lease expires December 31, 2004. The lease expense was $808,699 for the year ended December 31, 1999.

        Future minimum lease payments under these noncancellable operating leases are as follows at December 31, 1999:

Year ending December 31,
-----------------------
        2000                                        $ 3,990,012
        2001                                          4,010,428
        2002                                          4,023,341
        2003                                          4,006,710
        2004                                          3,687,600
                                                    -----------
                                                    $19,718,091
                                                    ===========

        In December 1999, the Company entered into a commitment to purchase approximately $6,000,000 in satellite routers.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AMERICAN MULTIPLEXER CORPORATION
                                      (Registrant)


Date: May 2, 2000                 By  /s/  Edward S. C. Tan
                                      -----------------------------------------
                                      Edward S. C. Tan, Chief Executive Officer

                                  EXHIBIT INDEX

NUMBER       DESCRIPTION
------       -----------
3.1          Articles of Incorporation of American Multiplexer Corporation

3.2          Bylaws of American Multiplexer Corporation

4.1          Form of Common Stock Certificate of American Multiplexer
             Corporation

10.1         Lease Agreement with SCP-I

10.2         Warrant to Purchase Common Shares

10.3         Form of Incentive Stock Option Agreement

10.4         Form of Restricted Stock Warrant Agreement

10.5         Agreement between American Multiplexer Corporation and Satelites
             Mexicanos, S.A. de C.V. dated October 1, 1999

10.6         Terms and Conditions of Service Agreement with Level 3
             Communications

27.1         Financial Data Schedule